Exhibit 99.4

CONSOLIDATED BALANCE SHEET

	Note	December 31, 2022	December 31, 2021
ASSETS
CURRENT
Cash and cash equivalents	5	9,505,951	13,590,776
Marketable securities	6	7,546,639	7,508,275
Trade accounts receivable	7	9,607,012	6,531,465
Inventories	8	5,728,261	4,637,485
Recoverable taxes	9	549,580	360,725
Derivative financial instruments	4.5	3,048,493	470,261
Advances to suppliers	10	108,146	59,564
Dividends receivable	11	7,334	6,604
Other assets		1,021,234	937,786
Total current assets		37,122,650	34,102,941

NON-CURRENT
Marketable securities	6	419,103	250,054
Recoverable taxes	9	1,406,363	1,269,164
Deferred taxes	12	3,986,415	8,729,929
Derivative financial instruments	4.5	1,825,256	971,879
Advances to suppliers	10	1,592,132	1,282,763
Judicial deposits		362,561	300,715
Other assets		279,955	296,844

Biological assets	13	14,632,186	12,248,732
Investments	14	612,516	524,066
Property, plant and equipment	15	50,656,634	38,169,703
Right of use	19.1	5,109,226	4,794,023
Intangible	16	15,192,971	16,034,339
Total non-current		96,075,318	84,872,211
TOTAL ASSETS		133,197,968	118,975,152

The accompanying notes are an integral part of these consolidated financial statements.

1

CONSOLIDATED BALANCE SHEET

	Note	December 31, 2022	December 31, 2021
LIABILITIES
CURRENT
Trade accounts payable	17	6,206,570	3,288,897
Loans, financing and debentures	18.1	3,335,029	3,655,537
Lease liabilities	19.2	672,174	623,282
Derivative financial instruments	4.5	667,681	1,563,459
Taxes payable		449,122	339,553
Payroll and charges		674,525	590,529
Liabilities for assets acquisitions and associates	23	1,856,763	99,040
Dividends payable	11	5,094	919,073
Advances from customers		131,355	103,656
Other liabilities		494,230	368,198
Total current liabilities		14,492,543	11,551,224

NON-CURRENT
Loans, financing and debentures	18.1	71,239,562	75,973,092
Lease liabilities	19.2	5,510,356	5,269,912
Derivative financial instruments	4.5	4,179,114	6,331,069
Liabilities for assets acquisitions and associates	23	205,559	306,912
Provision for judicial liabilities	20.1	3,256,310	3,232,612
Employee benefit plans	21.2	691,424	675,158
Deferred taxes	12	1,118
Share-based compensation plans	22.3	162,117	166,998
Advances from customers		136,161	149,540
Other liabilities		157,339	143,505
Total non-current liabilities		85,539,060	92,248,798
TOTAL LIABILITIES		100,031,603	103,800,022

EQUITY	25
Share capital		9,235,546	9,235,546
Capital reserves		18,425	15,455
Treasury shares		(2,120,324)	(218,265)
Retained earnings		24,207,869	3,927,824
Other reserves		1,719,516	2,114,907
Controlling shareholders´		33,061,032	15,075,467
Non-controlling interest		105,333	99,663
Total equity		33,166,365	15,175,130
TOTAL LIABILITIES AND EQUITY		133,197,968	118,975,152

The accompanying notes are an integral part of these consolidated financial statements.

2

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	December 31, 2022	December 31, 2021	December 31, 2020
NET SALES	28	49,830,946	40,965,431	30,460,277
Cost of sales	30	(24,821,288)	(20,615,588)	(18,966,331)
GROSS PROFIT		25,009,658	20,349,843	11,493,946

OPERATING INCOME (EXPENSES)
Selling	30	(2,483,194)	(2,291,722)	(2,174,652)
General and administrative	30	(1,709,767)	(1,577,909)	(1,443,192)
Income from associates and joint ventures	14	284,368	51,912	36,142
Other operating income, net	30	1,121,716	1,648,067	531,150
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		22,222,781	18,180,191	8,443,394

NET FINANCIAL INCOME (EXPENSES)	27
Financial expenses		(4,590,370)	(4,221,301)	(4,459,425)
Financial income		967,010	272,556	327,475
Derivative financial instruments		6,761,567	(1,597,662)	(9,422,682)
Monetary and exchange variations, net		3,294,593	(3,800,827)	(12,530,891)
NET INCOME (LOSS) BEFORE TAXES		28,655,581	8,832,957	(17,642,129)

Income and social contribution taxes
Current	12	(510,896)	(292,115)	(181,926)
Deferred	12	(4,749,798)	94,690	7,109,120
NET INCOME (LOSS) FOR THE YEAR		23,394,887	8,635,532	(10,714,935)

Attributable to
Controlling shareholders’		23,381,617	8,626,386	(10,724,828)
Non-controlling interest		13,270	9,146	9,893

Earnings (loss) per share
Basic	26.1	17.57724	6.39360	(7.94890)
Diluted	26.2	17.57305	6.39205	(7.94890)

The accompanying notes are an integral part of these consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	December 31, 2022	December 31, 2021	December 31, 2020
Net income (loss) for the year	23,394,887	8,635,532	(10,714,935)
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income	(3,441)	2,020	6,290
Tax effect on the fair value of investments	1,170	(687)	(2,139)

Actuarial gain (loss) on post-employment plans of subsidiaries	(9,499)	2,289	3,522
Tax effect of the actuarial loss	3,260	(778)	(1,015)

Actuarial gain (loss) on post-employment plans of subsidiaries	(3,182)	117,353	(37,188)
Tax effect of the actuarial loss	1,082	(39,900)	12,644
Items with no subsequent effect on income	(10,610)	80,297	(17,886)

Exchange rate variations on conversion of financial statements of subsidiaries abroad	(16,035)	46,006	(2,857)
Realization of exchange variation on investments abroad (1)	(235,737)	(825)
Items with subsequent effect on income	(251,772)	45,181	(2,857)
	23,132,505	8,761,010	(10,735,678)

Attributable to
Controlling shareholders’	23,119,235	8,751,864	(10,745,571)
Non-controlling interest	13,270	9,146	9,893

(1)	Refers substantially to the exchange rate variations on Suzano Trading Ltd., a company which was merged on September 30, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves			Retained earnings reserves
	Share Capital	Share issuance costs	Stock options granted	Other	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non- controlling interest	Total equity
Balances at December 31, 2019	9,269,281	(33,735)	5,979	6,410,885	(218,265)		317,144				2,221,341		17,972,630	115,339	18,087,969
Total comprehensive income
Net (loss) for the year												(10,724,828)	(10,724,828)	9,893	(10,714,935)
Other comprehensive income for the year											(20,743)		(20,743)		(20,743)
Transactions with shareholders
Loss absorption (Note 25.6)				(6,410,885)			(317,144)					6,728,029
Stock options granted			4,633										4,633		4,633
Realization of fair value attributable to non-controlling interest														(19,676)	(19,676)
Unclaimed dividends forfeited												130	130		130
Internal changes in equity
Partial Realization of deemed cost, net of taxes											(70,654)	70,654
Balances at December 31, 2020	9,269,281	(33,735)	10,612		(218,265)						2,129,944	(3,926,015)	7,231,822	105,556	7,337,378
Total comprehensive income
Net (loss) for the year												8,626,386	8,626,386	9,146	8,635,532
Other comprehensive income for the year											125,478		125,478		125,478
Transactions with shareholders
Stock options granted (note 22.3)			4,843										4,843		4,843
Unclaimed dividends forfeited									49				49		49
Proposed minimum mandatory dividends												(913,111)	(913,111)		(913,111)
Additional proposed dividend										86,889		(86,889)
Fair value attributable to non-controlling interest														(15,039)	(15,039)
Internal changes in equity
Constitution of reserves						812,909	235,019	2,513,663	279,295			(3,840,886)
Realization of deemed cost, net of taxes											(140,515)	140,515
Balances at December 31, 2021	9,269,281	(33,735)	15,455		(218,265)	812,909	235,019	2,513,663	279,344	86,889	2,114,907		15,075,467	99,663	15,175,130
Total comprehensive income
Net income for the year												23,381,617	23,381,617	13,270	23,394,887
Other comprehensive income for the year											(262,382)		(262,382)		(262,382)
Transactions with shareholders
Stock options granted (Note 22.3)			5,335										5,335		5,335
Shares granted (Note 22.3)			(2,365)		2,365
Shares repurchased (Note 25.5)					(1,904,424)								(1,904,424)		(1,904,424)
Unclaimed dividends forfeited												2,308	2,308		2,308
Proposed additional dividend payment (Note 1.2.3)								(719,903)	(80,000)				(799,903)		(799,903)
Payment of supplementary dividends								(97)		(86,889)			(86,986)		(86,986)
Proposed minimum mandatory dividends (Note 25.2)												(2,256,367)	(2,256,367)		(2,256,367)
Additional proposed dividend (Note 25.2)												(93,633)	(93,633)		(93,633)
Fair value attributable to non-controlling interest														(7,600)	(7,600)
Internal changes in equity
Constitution of reserves (Note 25.3)						66,871	1,169,080	17,937,885	1,993,098			(21,166,934)
Reversal of the tax incentive reserve						(502)		502
Realization of deemed cost, net of taxes											(133,009)	133,009
Balances at December 31, 2022	9,269,281	(33,735)	18,425		(2,120,324)	879,278	1,404,099	19,732,050	2,192,442		1,719,516		33,061,032	105,333	33,166,365

The accompanying notes are an integral part of these consolidated financial statements.

5

CONSOLIDATED STATEMENTS OF CASH FLOW

	December 31, 2022	December 31, 2021	December 31, 2020
OPERATING ACTIVITIES
Net income (loss) for the year	23,394,887	8,635,532	(10,714,935)
Adjustment to
Depreciation, depletion and amortization (Notes 27 and 30)	7,206,125	6,879,132	6,565,441
Depreciation of right of use (Note 19.1)	231,966	203,670	186,768
Sublease of ships	(11,314)	(44,706)	(35,841)
Interest expense on lease liabilities	433,613	427,934	397,746
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 30)	509	(412,612)	(8,372)
Income (expense) from associates and joint ventures	(284,368)	(51,912)	(36,142)
Exchange rate and monetary variations, net (Note 27)	(3,294,593)	3,800,827	12,530,891
Interest expenses on financing, loans and debentures, net (Note 27)	4,007,737	3,207,278	3,286,254
Expenses with early settlements premium (Note 27)		260,289	391,390
Capitalized loan costs (Note 27)	(359,407)	(18,624)	(10,636)
Accrual of interest on marketable securities	(707,211)	(178,320)	(94,868)
Amortization of transaction costs (Note 27)	69,881	107,239	101,741
Derivative losses, net (Note 27)	(6,761,567)	1,597,662	9,422,682
Fair value adjustment of biological assets (Note 13)	(1,199,759)	(763,091)	(466,484)
Deferred income tax and social contribution (Note 12.3)	4,749,798	(94,690)	(7,109,120)
Interest on actuarial liabilities (Note 21.2)	59,258	55,849	53,092
Provision for judicial liabilities, net (Note 20.1)	88,198	65,318	1,288
(Reversal of) provision for doubtful accounts, net (Note 7.3)	1,652	(637)	6,022
Provision for inventory losses, net (Note 8.1)	56,060	73,574	65,675
Provision (reversal) for loss of ICMS credits, net (Note 9.1)	58,003	(99,183)	(82,293)
Tax credits (note 20.3 and 30)	1,324	(441,880)
Other	2,794	26,449	35,451
Decrease (increase) in assets
Trade accounts receivable	(3,267,356)	(3,393,787)	884,451
Inventories	(967,995)	(654,757)	651,203
Recoverable taxes	(381,408)	186,013	659,930
Other assets	264,025	(54,136)	54,651
Increase (decrease) in liabilities
Trade accounts payable	1,533,118	1,363,478	140,480
Taxes payable	422,591	271,700	47,212
Payroll and charges	83,742	97,792	92,278
Other liabilities	(9,007)	(191,976)	(266,546)
Cash generated from operations	25,421,296	20,859,425	16,749,409
Payment of interest on financing, loans and debentures (Note 18.2)	(4,019,072)	(2,953,573)	(3,244,949)
Payment of early settlement premiums (Note 18.2)		(260,289)	(378,381)
Interest received on marketable securities	544,849	98,110	186,853
Payment of income taxes	(306,453)	(106,180)	(188,296)
Cash provided by operating activities	21,640,620	17,637,493	13,124,636

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(9,791,238)	(2,150,584)	(1,503,255)
Additions to intangible (Note 16)	(90,499)	(285,278)	(2,307)
Additions to biological assets (Note 13)	(4,957,380)	(3,807,608)	(3,392,298)
Proceeds from sales of property, plant and equipment	251,183	1,411,251	183,504
Capital increase in subsidiaries and affiliates	(67,020)	(51,816)
Marketable securities, net	67,426	(5,216,921)	3,841,493
Advances for acquisition (receipt) of wood from operations with development and partnerships	(355,362)	(257,672)	135,693
Dividends received	6,604	6,453	753
Asset acquisitions (Notes 1.2.4 and 1.2.5)	(2,090,062)
Cash and cash equivalents from asset acquisitions	10,590
Acquisitions of non-controlling interests		(6,516)
Cash used in investing activities	(17,015,758)	(10,358,691)	(736,417)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.2)	1,335,715	16,991,962	14,761,796
Payment of derivative transactions (Note 4.5.4)	282,225	(1,921,253)	(4,465,640)
Payment of loans, financing and debentures (Note 18.2)	(2,517,934)	(15,469,423)	(19,092,810)
Payment of leases (Note 19.2)	(1,044,119)	(1,012,137)	(824,245)
Payment of dividends (Notes 1.2.2 and 1.2.3)	(4,150,782)	(9,683)
Liabilities for assets acquisitions and associates	(107,888)	(153,357)	(164,240)
Shares repurchased	(1,904,424)
Cash provided (used) by financing activities	(8,107,207)	(1,573,891)	(9,785,139)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(602,480)	1,050,808	982,850

Increase (decrease) in cash and cash equivalents, net	(4,084,825)	6,755,719	3,585,930
At the beginning of the year	13,590,776	6,835,057	3,249,127
At the end of the year	9,505,951	13,590,776	6,835,057
Increase (decrease) in cash and cash equivalents, net	(4,084,825)	6,755,719	3,585,930

The accompanying notes are an integral part of these consolidated financial statements.

6

1.	COMPANY´S OPERATIONS

Suzano S.A. (“Suzano” or “Company”), is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.

Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company has 13 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State) being 2 units, Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Rio Verde and Suzano, being two units (São Paulo State) and Três Lagoas (Mato Grosso do Sul State). Additionally, it has five technology centers, 23 distribution centers and three ports, all located in Brazil.

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned associates in Austria, the United States of America, Switzerland and Argentina, and its sales offices in China.

The Company's operations also include the commercial management of eucalyptus forest for its own use, the operation of port terminals, and the holding of interests, as a partner or shareholder, in other companies or enterprises, and the sale and generation of electric energy generated during the pulp production process.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 45.76% of the common shares of its share capital.

The financial statements were approved and their issuance was authorized by the Board of Directors on February 28, 2023.

7

1.1.	Equity interests

The Company holds equity interests in the following entities:

					% equity interest
Entity	Main activity	Country	Type of investment	Accounting method	December 31, 2022	December 31, 2021
Caravelas Florestal S.A. (5) (7)	Industrialization and commercialization of standing wood	Brazil	Direct	Consolidated
Celluforce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8.28%	8.28%
Ensyn Corporation	Biofuel research and development	United States of America	Direct	Equity	26.59%	26.24%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct/Indirect	Equity	50.00%	50.00%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Direct	Consolidated	100.00%	100.00%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operations	Brazil	Direct	Consolidated	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	Direct	Consolidated	100.00%	100.00%
FuturaGene Biotechnology Shangai Company Ltd. (1)	Biotechnology research and development	China	Indirect	Consolidated		100.00%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100.00%	100.00%
FuturaGene Hong Kong Ltd.(8)	Biotechnology research and development	Hong Kong	Indirect	Consolidated		100.00%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.90%	49.90%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operations	Brazil	Indirect	Consolidated	100.00%	100.00%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100.00%	100.00%
Paineiras Logística e Transportes Ltda.	Road freight transport	Brazil	Direct	Consolidated	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operations	Brazil	Direct	Consolidated	51.00%	51.00%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100.00%	100.00%
Rio Verde Participações e Propriedades Rurais S.A. (7)	Forest assets	Brazil	Direct	Consolidated		100.00%
SFBC Participações Ltda.	Packaging production	Brazil	Direct	Consolidated	100.00%	100.00%
Spinnova Plc (2)	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	19.03%	19.14%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of paper and computer materials	Argentina	Direct	Consolidated	100.00%	100.00%
Suzano Austria GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100.00%	100.00%
Suzano Finland Oy	Industrialization, commercialization of cellulose, microfiber cellulose and paper.	Finland	Direct	Consolidated	100.00%	100.00%
Suzano International Finance B.V (9)	Financial fundraising	Netherlands	Direct	Consolidated	100.00%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Material Technology Development Ltd. (6)	Biotechnology research and development	China	Direct	Consolidated	100.00%
Suzano Operações Industriais e Florestais S.A.	Industrialization, commercialization and exporting of pulp	Brazil	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100.00%	100.00%
Suzano Shanghai Ltd.	Business office	China	Direct	Consolidated	100.00%	100.00%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100.00%	100.00%
Suzano Trading Ltd. (7)	Business office	Cayman Island	Direct	Consolidated		100.00%
Suzano Ventures LLC (3)	Corporate venture capital	United States of America	Direct	Consolidated	100.00%
Veracel Celulose S.A.	Industrialization, commercialization and exporting of pulp	Brazil	Direct	Proportional Consolidated	50.00%	50.00%
Vitex BA Participações S.A. (4) (7)	Holding	Brazil	Direct	Consolidated
Parkia BA Participações S.A. (4) (7)	Holding	Brazil	Direct/Indirect	Consolidated
Garacuí Comercial Ltda. (4) (7)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated
Vitex SP Participações S.A. (4) (7)	Holding	Brazil	Direct	Consolidated
Parkia SP Participações S.A. (4) (7)	Holding	Brazil	Direct/Indirect	Consolidated
Sobrasil Comercial Ltda. (4) (7)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated
Vitex MS Participações S.A. (4) (7)	Holding	Brazil	Direct	Consolidated
Parkia MS Participações S.A. (4) (7)	Holding	Brazil	Direct/Indirect	Consolidated
Duas Marias Comercial Ltda. (4) (7)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated
Vitex ES Participações S.A. (4) (7)	Holding	Brazil	Direct	Consolidated
Parkia ES Participações S.A. (4) (7)	Holding	Brazil	Direct/Indirect	Consolidated
Claraíba Comercial Ltda. (4) (7)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated
Woodspin Oy	Development, production, distribution and commercialization of wood-based textile fibers, yarns and filaments, produced from cellulose and microfiber cellulose.	Finland	Direct/Indirect	Equity	50.00%	50.00%

1)	Equity interest discontinued during the year.

2)	On February 14, May 31, August 17, and December 19, 2022, the equity interest was changed as a result of the issuance of new shares by the entity under its stock option program.

3)	On May 17, 2022, incorporation of equity interest.

4)	On June 22, 2022, acquisition of equity interest (note 1.2.4).

5)	On August 9, 2022, acquisition of equity interest (note 1.2.5).

6)	On September 22, 2022, establishment of legal entity with full equity interest from Suzano S.A.

7)	On September 30, 2022, merger of the entity by Suzano S.A. due to corporate reorganization.

8)	On April 8, 2022, the entity was discontinued.

9)	On December 29, 2022, establishment of legal entity with full equity interest from Suzano S.A.

8

1.2.	Major events in the year

1.2.1.	Effects of the war between Russia and Ukraine

The Company has continuously monitored the impacts of the current conflict between Russia and Ukraine, both direct and indirect, on society, the economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for the business.

The Company's assessment has covered four main areas:

(i)	Personnel: Suzano does not have employees or facilities of any nature in any of the locations directly impacted by the conflict.

(ii)	Supply Chain: the Company did not identify any short-term or long-term risk of possible interruptions or shortages of materials for its industrial and forestry activities. So far, the only effects observed have been greater volatility in commodities and energy prices.

(iii)	Logistics: internationally, there was no change in the Company’s logistical operations, with all the routes used remaining unchanged and the moorings in the planned locations being maintained. At the domestic level, no changes in logistical flows were identified.

(iv)	Commercial: to date, the Company has continued with its transactions as planned, maintaining service to its customers in all its sectors of activity. Sales to a few customers located in Russia were suspended, without any significant financial impact.

As a result of the current scenario, the Company has taken steps to expand its monitoring of the situation, together with its main stakeholders, in order to ensure any updates and information flows required for its global decision-making are available in a timely manner.

1.2.2.	Interim dividends

On January 7, 2022, through a notice to shareholders, the distribution of dividends by the Company in the total amount of R$1,000,000 was approved, at the ratio of R$0.741168104 per Company share, based on the number of “ex-treasury” shares on the same date. The dividend was declared “ad referendum” at the General Meeting that approved the accounts for the fiscal year ended December 31, 2021, to the balance of retained earnings for the third trimester of 2021, and in line with the net income shown in the semi-annual balance sheet dated June 30, 2021. This followed the resolution at the Company’s Extraordinary General Meeting of October 25, 2021 which approved the full offsetting of the Company’s accumulated losses, through a partial deduction from the balance of retained earnings. Interim dividends will be allocated to the mandatory minimum dividend for the fiscal year ended December 31, 2021.

The payment of interim dividends was made on January 27, 2022, in Brazilian Reais. There was no monetary restatement or additional interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the Brazilian legislation.

1.2.3.	Supplementary dividends

On April 26, 2022, through a notice to shareholders, the distribution of supplementary dividends by the Company was approved, in the amount of R$799,903, at the ratio of R$0.592805521 per share, based on the number of “ex-treasury” shares on the same date.

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The payment of the supplementary dividends was on May 13, 2022, in Brazilian Reais. There was no monetary restatement or additional interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the current legislation.

1.2.4.	Share purchase and sale agreement - Parkia

On April 28, 2022, through a material fact, the Company disclosed that it had entered into a “Share Purchase and Sale Agreement” (the “SPA”) on April 27, 2022, between the Company as purchaser, and as sellers Investimentos Florestais Fundo de Investimento em Participações Multiestratégia (“FIP”) and Arapar Participações S.A (“Arapar” and, together with the FIP, the “Sellers”), as well as the Target Companies as intervening parties. The parties agreed on the terms and conditions for the acquisition by the Company (the “Transaction”), on the closing date, of all the shares held by the Sellers in the following companies: (i) Vitex SP Participações S.A. (ii) Vitex BA Participações S.A. (iii) Vitex ES Participações S.A. (iv) Vitex MS Participações S.A. (v) Parkia SP Participações S.A. (vi) Parkia BA Participações S.A. (vii) Parkia ES Participações S.A. and (viii) Parkia MS Participações S.A. (the “Target Companies”).

As consideration for the shares of the Target Companies, the Company agreed to pay US$667,000 (equivalent to R$3,444,255 on the date of signature of the contract). The consideration was subject to post-closing price adjustments, based on the variations in the working capital of the Target Companies.

The closing of the Transaction was subject to the fulfillment of conditions precedent, and approval of the Transaction by the Brazilian antitrust authorities (“Conselho Administrativo de Defesa Econômica - CADE”), and corporate approvals by the Parties and by the Company, through General Shareholders’ Meetings.

On June 22, 2022, the Company concluded the acquisition of the entire share capital of the Target Companies, and the first installment in the amount of US$330,000 (equivalent to R$1,704,054 on the transaction date) was paid. The second installment, in the amount of US$337,000 (equivalent to R$1,740,201 on June 30, 2022), was recorded under Liabilities for assets acquisitions and associates, and held in United States dollars with maturity in June 2023. The price was adjusted and resulted in the payment of R$18,726, as provided for in the contract.

Considering the characteristics of the assets (substantially land, without processes that would characterize a business), the Company elected to apply the optional test to identify a concentration of fair value under paragraph B7A of IFRS 3. The transaction was accounted for as an asset acquisition, given that substantially all of the fair value of the acquired set of assets is concentrated in the principal asset (property, plant and equipment).

The impact of this acquisition is reflected in the line-item asset acquisition, net of cash, in the consolidated statement of cash flow. The cash balance of the Target Companies is R$4,185.

On September 30, 2022, the Company merged the Target Companies, whose direct and indirect equity value was R$9,152,692. The merger did not result in a capital increase, given that the Company held, directly or indirectly, 100% of the capital stock of the Target Companies.

1.2.5.	Share purchase and sale agreement – Caravelas

On June 29, 2022, through a Notice to the Market, the Company disclosed the execution of a “Share Purchase Agreement” whereby the Company, as purchaser, will acquire the totality of shares issued by Caravelas Florestal S.A. (“Caravelas”) on the closing date.

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In consideration for the shares of the Caravelas, the Company agreed to pay a price corresponding to R$336,000 Brazilian Reais, subject to price adjustments up to the closing date, and paid in a single installment after the fulfillment of conditions precedent in line with market practice for similar transactions, including the approval of/final decision on the Transaction by the Brazilian antitrust authorities. The base price is subject to inflation, and to post-closing price adjustments based on the debt, cash position and other costs related to the Caravelas.

On August 9, 2022, the Company completed the acquisition of all the shares of Caravelas and, considering the reassessment and adjustments provided for in the contract, paid R$356,854, subject to post-closing adjustments, based on the variations in debt, cash and other costs involving Caravelas. The price was adjusted by R$10,428 and paid, as provided for in the contract.

The Company elected to apply the optional test to identify a concentration of fair value under paragraph B7A of IFRS 3. The transaction was accounted for as an asset acquisition given that substantially all of the fair value of the acquired set of assets was concentrated in the principal asset (property, plant and equipment).

On September 30, 2022, the Company merged Caravelas, whose equity value was R$111,323. The merger did not result in a capital increase, given that the Company held 100% of the capital stock of Caravelas.

1.2.6.	Acquisition of tissue business in Brazil

On October 24, 2022, the Company announced to the market that it had entered into a contract to acquire Kimberly-Clark's tissue business in Brazil. The base price for the transaction is US$175 million (equivalent to R$922,915 on the date of signature of the contract), subject to the usual adjustments for this type of transaction, and will be paid in full on the date of closing of the transaction, which is subject to the fulfillment of conditions precedent and approval by the Brazilian antitrust authorities (“Conselho Administrativo de Defesa Econômica - CADE”).

The acquisition involves a factory located in Mogi das Cruzes (São Paulo), which contractually provides an installed capacity of 130 thousand tons per year for manufacturing, marketing, distributing and/or selling tissue products in Brazil, including ownership of the “Neve” brand, offering complementary product categories and geographical coverage to the Suzano brand.

1.2.7.	Cerrado Project

On October 28, 2021, the Company's Board of Directors approved the realization of the Cerrado Project, which consists of building a pulp production mill in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul.

The plant will have an estimated nominal capacity of 2,550,000 tons of eucalyptus pulp production per year, with an estimated period for starting operations in the second semester of 2024. The total investment is R$19,300,000, with payments during the years of 2021 to 2024.

2.	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and disclose all the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

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The Company’s consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the financial statements, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, which can affect the disclosed amounts of revenue, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent in these judgements, assumptions and estimates could result in material adjustments to the carrying amounts of certain assets and liabilities in future periods. The accounting practices requiring a higher level of judgment, and those which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in Note 3.2.34.

The consolidated financial statements were prepared on a historical costs basis, except for the following material items recognized:

(i)	Derivative and non-derivative financial instruments measured at fair value;

(ii)	Share-based payments and employee benefits measured at fair value; and

(iii)	Biological assets measured at fair value;

The main accounting policies applied to the preparation of these consolidated financial statements are presented in Note 3.

The consolidated financial statements were prepared based on the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared based on the financial information of Suzano and its subsidiaries on the same base date, except for associates Ensyn and Spinnova as described in note 3.2.6, as well as in accordance with consistent accounting practices and policies.

The accounting policies have been consistently applied to all of the consolidated companies.

There was no change in the policies and methods for calculating estimates, except for the new accounting policies presented in Note 3.1, adopted from January 1, 2022 and whose estimated impact was disclosed in the annual financial statements as at December 31, 2021.

3.1.	New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued up to the date of issue of the Company’s consolidated financial statements are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when they come into force, and does not expect them to have a material impact on the financial statements.

3.1.1.	Business Combination IFRS 3 – Reference to the conceptual framework (applicable on/or after January 1, 2022. Early adoption is permitted if the entity also adopts all the other updated references (published together with the updated Conceptual Framework) on the same date or earlier.

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Structure. It also includes in IFRS 3 the alignment of the concepts of obligations assumed in line with the provisions of IAS 37, maintaining for the buyer the application of IAS 37 to determine whether there is a present obligation on the acquisition date due to past events. For a tax within the scope of IFRIC 21 - Levies, the buyer shall apply IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition.

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The amendments add an explicit statement that the buyer does not recognize contingent assets acquired in the course of a business combination.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.2.	IAS 37 - Onerous contracts: Cost of fulfilling an onerous contract (applicable for annual periods on/or after January 1, 2022, with early adoption permitted)

The amendments to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets clarify what “costs to fulfill a contract” represent when an onerous contract is assessed. Some entities that apply the “incremental cost” approach may have the value of their provisions increased, or new provisions recognized for onerous contracts as a result of the updated definition.

The need for clarification arose from the introduction of IFRS 15, which replaced the existing requirements related to revenue, including the guidelines contained in IAS 11, which dealt with construction contracts. While IAS 11 specified which costs were included as costs to fulfill a contract, IAS 37 did not, generating a diversity of practice. The amendment aims to clarify which costs should be included in the assessment.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.3.	Property, plant and equipment - IAS 16 – Revenue earned before an asset is ready for its intended use (applicable for annual periods beginning on/or after January 1, 2022, with early adoption permitted)

In the process of building an item of property, plant or equipment for its intended use, an entity may at the same time produce and sell products generated during this process. Before the change proposed by the IASB, in practice, several ways of accounting for such revenue were found. The IASB has amended the standard to provide guidance on accounting for such revenue and for the related production costs.

Under the new proposal, the sales revenue is no longer deducted from the cost of property, plant and equipment, but is recognized in the income statement together with the production costs of these items. IAS 2 - Inventory must be applied to the identification and measurement of production costs.

The Company assessed the contents of this pronouncement and did not identify any impacts.

3.1.4.	IFRS 1 – Initial adoption of International Financial Reporting Standards (applicable for annual periods beginning on/or after January 1, 2022, with early adoption permitted)

The amendment provides additional relief to a subsidiary which becomes an initial adopter later than its parent in respect of accounting for cumulative translation differences. As a result of the amendment, a subsidiary that uses the exemption in IFRS 1:D16(a) can now also opt to measure cumulative translation differences for all foreign operations at the carrying amounts that would be included in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS Standards, if no adjustments were made for consolidation purposes or for the effects of the business combination in which the parent acquired the subsidiary. A similar option is available to an associate or joint venture using the exemption in IFRS 1:D16(a).

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The Company assessed the contents of this pronouncement and did not identify any impacts.

3.1.5.	IFRS 9 – Financial instruments (applicable for annual periods beginning on/or after January 1, 2022, with early adoption permitted)

The amendment clarifies that when applying the ’10 per cent’ test to assess whether to derecognize a financial liability, an entity should only include fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

The amendment is applied prospectively to modifications and exchanges that occur on or after the date when the entity first applies the amendment.

The Company assessed the contents of this pronouncement and did not identify any impacts.

3.1.6.	IAS 41 – Agriculture (applicable for annual periods beginning on/or after January 1, 2022, with early adoption permitted)

The amendment removes the requirement in IAS 41 for entities to exclude cash flows for taxation when measuring fair value. This aligns the fair value measurement in IAS 41 with the requirements of IFRS 13 - Fair Value Measurement to use internally consistent cash flows amounts and discount rates, and enables preparers to determine whether to use pre-tax or post-tax cash flows amounts and discount rates for the most appropriate fair value measurement.

The amendment is applied prospectively, i.e. for fair value measurements on or after the date on which an entity initially applies the amendment.

The Company assessed the contents of this pronouncement and did not identify any impacts.

3.2.	Accounting policies adopted

3.2.1.	Consolidated financial statements

The consolidated financial statements were prepared based on the financial information of Suzano and its subsidiaries in the year ended December 31, 2022, except for associates Ensyn and Spinnova as described in note 3.2.6, and in accordance with consistent accounting practices and policies. The Company consolidates all subsidiaries over which it has direct or indirect control, that is, when it is exposed or has rights to variable returns on the basis of its investment with the subsidiary, and has the capacity and ability to direct the relevant activities of the subsidiary.

Additionally, all transactions and balances between Suzano and its subsidiaries, associates and joint ventures are eliminated in the consolidated financial statements, as well as unrealized gains or losses arising from these transactions, net of tax effects. Non-controlling interests are highlighted.

3.2.2.	Subsidiaries

These include all entities for which the Company has the power to govern the financial and operating policies, generally through a majority of voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns on its investment in the investee, and has the ability to affect those returns through its power over the entity.

Subsidiaries are consolidated from the date on which control is obtained and de-consolidated from the date on which control ceases.

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3.2.3.	Joint operations

These include all entities for which the Company maintains contractually established control over its economic activity, and exists only when the strategic, financial and operational decisions regarding the activity requiring the unanimous consent of the parties sharing control.

In the consolidated financial statements, the balance of assets, liabilities, revenue and expenses are recognized proportionally to the interest in joint operations.

3.2.4.	Associated and joint ventures

These include all entities initially recognized at cost and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date.

In the investments in associates, the Company must have significant influence, which means the power to participate in the financial and operating policy decisions of the investee, without having control or joint control over those policies. In investments in joint ventures, there is a contractually agreed sharing of control through an arrangement, which exists only when decisions about the relevant activities requiring the unanimous consent of the parties sharing control.

In relation to the associates Ensyn and Spinnova, the equity is measured based on the latest available information and does not have a material impact on the consolidated financial statements and, if any significant event had occurred up to December 31, 2022, it would be adjusted in the consolidated financial statements.

3.2.5.	Translation of financial statements into the functional and presentation currency

The Company defined that, for all its wholly owned subsidiaries, the functional and presentation currency is the Brazilian Real, except for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC, Spinnova Oy, Woodspin Oy and Celluforce, with functional currencies other than the Real, the accumulated gains or losses of which affect the conversion of the financial statements, which are recorded in other comprehensive income, in equity.

The individual financial information of each of the subsidiaries, included in the consolidated financial statement, are prepared in the local currency in which the subsidiary operates and are translated into the Company’s functional and presentation currency.

3.2.5.1.	Transactions and balances in foreign currency

These are translated using the following criteria:

(i)	Monetary assets and liabilities are translated at the exchange rate in effect at year-end;

(ii)	Non-monetary assets and liabilities are translated at the historical rate of the transaction;

(iii)	Revenue and expenses are translated based on monthly average rate; and

(iv)	The cumulative effects of gains or losses upon translation are recognized in the other comprehensive income.

3.2.6.	Hyperinflationary economies

Entities based in Argentina, a country considered to have a hyperinflationary economy, are subject to the requirements of IAS 29 - Financial Reporting in Hyperinflationary Economies. Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition and the closing date, so the balances are stated at their current value.

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However, the Company's wholly-owned subsidiary, based in Argentina, has the Real as its functional currency, and therefore is not considered an entity with a hyperinflationary currency, and does not present its individual financial statements in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies. The financial statements are presented at historical cost.

3.2.7.	Business combinations

These are accounted for using the acquisition method when control is transferred to the acquirer. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The costs directly attributable to the acquisition are recorded as expenses when they are incurred, except for costs related to the issuance of debt instruments or equity instruments, which are presented as reductions in debt or equity, respectively.

In a business combination, assets acquired and liabilities assumed are evaluated in order to classify and allocate them, assessing the terms of the agreement, the economic circumstances and other conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For the purpose of impairment testing, the goodwill recognized in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units.

Gains on an advantageous purchase are recognized immediately in the result. The borrowing costs are recorded in the income statement as they are incurred.

Contingent liabilities related to tax, civil and labor, classified in the acquired company as possible and remote risks, are recognized by the acquirer at their fair values.

Transactions involving the acquisition of shares with shared control over the net assets traded apply complementary guidance to IFRS 3 - Business Combinations, IFRS 11 and IAS 28 - Investments in Associates and Joint Ventures. Based on the equity method, investments are initially recognized at cost. The carrying amount of the investment is adjusted for the recognition of changes in the Company's share of the acquirer's Shareholders' equity as at the acquisition date. Goodwill is measured and segregated from the carrying amount of the investment. Other intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, based on the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.

3.2.8.	Segment information

An operating segment is a component of the Company that carries out business activities from which it can obtain revenue and incur expenses. The operating segments reflect how the Company’s management reviews the financial information used to make decisions. The Company’s management has identified two reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure mainly represent sales channels.

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3.2.9.	Cash and cash equivalents

Include cash on hand, bank deposits and highly liquid short-term investments with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to an insignificant risk of changes in value.

3.2.10.	Financial instruments

3.2.10.1.	Classification

Financial instruments are classified based on the purpose for which the financial instruments were acquired, as set forth below:

(i)	Amortized cost;

(ii)	Fair value through other comprehensive income; and

(iii)	Fair value through profit or loss.

Regular purchases and sales of financial assets are recognized on the trade date, meaning the date on which the Company commits to purchase or sell the asset. Financial instruments are derecognized when the rights to receive cash flow from the investments have expired or have been transferred, substantially, all of the risks and rewards of ownership.

3.2.10.1.1.	Financial instruments measured at amortized cost

Financial instruments held by the Company: (i) in order to receive their contractual cash flow and not to sell to realize a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flow that exclusively represents payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expenses) in the income statement.

It includes the balance of cash and cash equivalents, trade accounts receivable and other assets, classified as financial assets and the balances of loans, financing and debentures, lease payables, accounts payable for the acquisition of assets and subsidiaries, suppliers and other liabilities, all of which are classified as financial liabilities.

3.2.10.1.2.	Financial instruments at fair value through other comprehensive income

Financial instruments at fair value through other comprehensive income are financial assets held by the Company: (i) either to receive their contractual cash flow through sale with the realization of a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flows constituting, exclusively, repayments of principal and interest on the principal amount outstanding. In addition, this category includes investments in equity instruments where, upon initial recognition, the Company elected to present subsequent changes in its fair value within other comprehensive income. Any changes are recognized under net financial income (expenses) in the income statement, except for the fair value of investments in equity instruments, which are recognized in other comprehensive income.

This category includes the balance of other investments.

3.2.10.1.3.	Financial instruments at fair value through profit or loss

Financial instruments at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized within financial income (expenses) in the income statement for non-derivative financial instruments and for financial derivative instruments within income from derivative financial instruments.

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This category includes the balance of marketable securities, classified as financial assets financial and derivative financial instruments, including embedded derivatives, stock options, classified as financial assets and liabilities.

3.2.10.2.	Settlement of financial instruments

Financial assets and liabilities are settled, and the net amount is recorded in the balance sheet, when there is: (i) a legally enforceable right to settle the recognized amounts; and (ii) an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.2.10.3.	Impairment of financial assets

3.2.10.3.1.	Financial instruments measured at amortized cost

Annually, the Company assesses whether there is evidence that a financial asset is impaired. A financial is impaired only if there is evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event has an impact on the estimated future cash flow of the financial asset that can be estimated reliably.

The criteria the Company uses to determine whether there is evidence of an impairment loss includes:

(i)	Significant financial difficulty of the issuer or debtor;

(ii)	Defaults on or late payment of interest or principal under the agreement;

(iii)	Where the Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that a lender would not otherwise consider;

(iv)	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

(v)	The disappearance of an active market for that financial asset because of financial difficulties; and

(vi)	Observable data indicating a measurable decrease in the estimated future cash flow from a portfolio of financial assets after the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured at the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. If the financial asset is impaired, the carrying amount of the asset is reduced and a loss is recognized in the income statement.

If, in a subsequent remeasurement, if there is an improvement in the asset rating, such as an improvement in the debtor's credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.

3.2.10.3.2.	Financial assets at fair value through other comprehensive income

Annually, the Company evaluate whether there is evidence that a financial asset is impaired.

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For such financial assets, a significant or prolonged decrease in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists, an impairment loss measured at the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, shall be recognized in the income statement.

3.2.11.	Derivative financial instruments and hedging activities

Derivative financial instruments are recognized at fair value on the date on which the derivative agreement is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded within the results of derivative financial instruments in the income statement.

Embedded derivatives in non-derivative main contracts are required to be separated when their risks and characteristics are not closely related to those of the respective main contracts, and these are not measured at fair value through profit or loss.

Non-option embedded derivatives are separated from the respective main contracts in accordance with the stated or implied substantive terms, so they have a zero fair value upon initial recognition.

3.2.12.	Trade accounts receivable

These are recorded at their invoiced amounts, in the normal course of the Company´s business, adjusted for exchange rate variations where denominated in foreign currency and, if applicable, net of expected credit losses.

The Company applies an aging-based provision matrix with appropriate groupings for its portfolio. When necessary, based on individual analyses, the provision for expected losses is supplemented.

The Company examines the maturity of receivables on a monthly basis and identifies those customers with overdue balances, assessing the specific situation of each client, including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation. In the event of default, collection attempts are made, which include direct contact with customers and collection efforts through third parties. Should these efforts prove unsuccessful, legal measures are considered, and expected credit losses are recognized. The notes are written off from the credit expected loss when Management considers that they are not recoverable after taking all appropriate measures to collect them.

3.2.13.	Inventories

These are evaluated at the average acquisition or formation cost of the finished products, net of recoverable taxes, not exceeding their net realizable value.

Finished products and work-in-process consist of raw materials, direct labor, production costs, freight, storage and general production expenses, which are related to the processes required to make the products available for sale.

Imports in transit are presented at the cost incurred up to the balance sheet date.

Raw materials derived from biological assets are measured based on their fair value, less costs to sell at the point of harvest and freight costs.

Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production costs for the respective month, whereas unusual losses, if any, are recorded directly as part of cost of sales.

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3.2.14.	Non-current assets held for sale

These are measured at their carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified in this account when the sale is highly probable and the assets are available for immediate sale in their current condition.

3.2.15.	Biological assets

The biological assets for production (mature and immature forests) are reforested eucalyptus forests, with a formation cycle between planting and harvest of approximately 7 (seven) years, measured at fair value. Depletion is measured based on the amount of biological assets depleted (harvested) and measured at fair value less estimated costs to sell.

For the determination of the fair value, the income approach technique was applied, using the discounted cash flow model, according to the projected productivity cycle for these assets. The assumptions used to measure the fair value are reviewed every six months, as the Company considers that this interval is sufficient to ensure no significant gaps in the fair value balance of biological assets booked. Significant assumptions are presented in Note 13.

The gain or loss on the assessment of fair value is recognized in operating income (expenses), net.

Biological assets in the process of formation under the age of 2 (two) years are recorded for at their formation cost. Areas of permanent environmental preservation are not recorded, because these are not characterized as biological assets, and are not included in the measurement at fair value.

3.2.16.	Property, plant and equipment

Stated at their cost of acquisition, formation, construction or dismantling, net of recoverable taxes. This cost is deducted from the accumulated depreciation and accumulated impairment losses, when incurred, at the higher of the value in use or the proceeds from sale less cost to sell. The borrowing costs are capitalized as a component of construction in progress, at the weighted average rate of the Company’s debt at the capitalization date, adjusted for the equalization of exchange rate effects.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful lives, residual values and depreciation methods are reviewed annually, and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company performs an annual analysis of impairment indicators of property, plant and equipment. Impairment for losses on property, plant and equipment are only recognized if the related cash-generating unit is devalued, or if the asset’s recoverable amount is less than its carrying amount. The recoverable amount of the asset or cash-generating unit is the higher of its value in use, and its fair value less costs to sell.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standards initially estimated for the asset and are then depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed as incurred.

Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized as other operating income (expenses), net, at the disposal date.

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3.2.17.	Leases

A contract is or contains a lease if the contract transfers the right to control the use of an identified asset for a period in exchange for a consideration. To determine whether this is the case, it is necessary to assess whether:

(i)	The contract involves the use of an identifiable asset, which may be explicit or implicit, and may be physically distinct or represent almost the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;

(ii)	The Company has the right to obtain substantially all the economic benefits from the use of the asset during the contract period; and

(iii)	The Company has the right to direct the use of the asset, meaning the Company has the right to decide to change how and for what purpose the asset is used, if:

•	It has the right to operate the asset, or

•	It designed the asset, in a way that predetermines how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability that represents the obligation to make payments related to the asset underlying the lease.

The right-to-use asset is initially measured at cost, which includes the initial amount of the lease liability adjusted for any payments made up to the contract start date, plus any direct initial costs incurred, and estimated costs of disassembly, removal, or restoration of the asset in the place where it is located, less any incentives received.

The right-to-use asset is subsequently depreciated using the straight-line method from the start date to the end of the useful life of the right to use, or the end of the lease term, whichever is shorter. Except for land agreements that are automatically extended for the same period through a notification to the lessor, other agreements are not allowed automatic renewals for an indefinite period, since both parties have the right to terminate the agreements.

The lease liability is initially measured at the present value of the payments not made, less the incremental loan rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change:

(i)	In future payments resulting from a change in index or rate;

(ii)	In the estimate of the expected amount to be paid, at the guaranteed residual value; or

(iii)	In the assessment of whether the Company will exercise the purchase option, extension or termination.

When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset, or in the statement of profit and loss, if the book value of the right-of-use asset has been reduced to zero.

The Company does not have lease agreements with clauses imposing:

(i)	Variable payments that are based on the performance of the leased assets;

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(ii)	Guarantees of residual value; and

(iii)	Restrictions, such as, for example, an obligation to maintain financial ratios.

Short-term or low-value contracts which are exempt from these standards are contracts where the individual value of the assets is lower than US$5, and for which the maturity date is shorter than 12 months, are expensed as incurred.

3.2.18.	Intangible assets

These are measured at cost at the time when they are initially recognized. The cost of intangible assets acquired during a business combination corresponds to the fair value at the acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable.

The useful life of intangible assets are assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economically useful lives and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for intangible assets with finite useful lives are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite useful lives is recognized in the statement of income as an expense related to its use, and in line with the economically useful life of the intangible asset.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, individually or at the CGU level. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity for which goodwill is monitored for management's internal purposes, that has benefited from the business combination. The Company mainly records in this subgroup goodwill for expected future profitability (goodwill) and easement of passage.

This testing involved the adoption of assumptions and judgments, disclosed in Note 16.

3.2.19.	Current and deferred income tax and social contribution

Income taxes include income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity. In this case, they are recognized in equity under other reserves.

The current charge is calculated based on the tax laws enacted in the countries in which the Company and its subsidiaries and affiliates operate and generate taxable income. Management periodically evaluates the positions assumed in the income tax returns with respect to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities.

Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date, and which must be applied when they are realized or settled.

Deferred tax assets and contributions are recognized to the extent that it is probable that future taxable profits will be available for use to offset temporary differences, based on the projections of future results prepared and based on internal assumptions and future economic scenarios that may, therefore, undergo changes.

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The projection for the realization of deferred tax assets was prepared based on Management's estimates that are based on significant judgments and assumptions relating to net average pulp and paper prices, and the transfer prices with the subsidiaries based in Austria. However, there are other assumptions that are not under the control of the Company, such as inflation rates, exchange rates, pulp prices in the international market, and other economic uncertainties in Brazil, which mean that future results may differ from those considered in the preparation of the consolidated projection.

Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and associates, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax and contribution assets and liabilities are offset at their net amounts in the balance sheet whenever they are related to the same legal entity and the same tax authority.

3.2.20.	Trade accounts payable

Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business, recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, adjusted to present value, plus exchange rate variations when denominated in foreign currency.

3.2.21.	Loans, financing and debentures

Loans and financing are initially recognized at fair value, net of costs incurred in the transaction, and are subsequently stated at amortized cost. Any difference between the amounts raised and settled is recognized in the statement of income during the period in which the loans and financing are outstanding, using the effective tax rate method.

General or specific borrowing costs, directly attributable to the acquisition, construction or production of a qualifying asset, are capitalized as a part of the cost of that asset when it is probable that they will provide future economic benefits for the entity, and that such cost can be measured with reliability. The Company does not have specific loans to obtain qualifying assets. Other loan costs are recognized as expenses in the period during which they are incurred.

3.2.22.	Provisions, contingent assets and liabilities

Contingent assets are not recorded. Recognition is only performed when there are guarantees or favorable judicial decisions and the amounts of these can be measured reliably. Contingent assets for which such conditions are not met are only disclosed in the notes to the financial statements when their amounts are material.

Provisions are made to the extent that the Company expects that is probable that it will disburse cash, and the amount can be reliably estimated. Tax, civil, environmental and labor proceedings are accrued when losses are assessed as probable, and the amounts involved can be measured reliably, being recorded net of judicial deposits, under “provisions for judicial liabilities”. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Contingent liabilities assessed as representing remote losses are neither accrued nor disclosed.

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Contingent liabilities arising from business combinations are recognized if they arise from a present obligation as a result of from past events, and if their fair values can be measured reliably, and are subsequently measured at the higher of:

(i)	The amount that would be recognized in accordance with the accounting policy for the provisions above that comply with IAS 37; or

(ii)	The amount initially recognized less, where appropriate, revenue recognized in accordance with the accounting treatment of revenue from customer contracts under IFRS 15.

3.2.23.	Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill sites and related assets. A provision is recorded as a long-term obligation within property, plant and equipment. The provision and the corresponding property, plant and equipment are initially recorded at fair value, based on the present value of the estimated cash flow for future cash payments discounted at an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate, recognized under other liabilities. Property, plant and equipment are depreciated on a straight-line basis over the useful life of the principal, against cost of sales in the income statement.

3.2.24.	Share based payments

The Company’s executives and managers receive their compensation partially through share-based payment plans to be settled in cash and shares, or alternatively in cash only.

Plan-related expenses are recognized in the income statement as a corresponding entry within financial liabilities during the vesting period when the services will be rendered. The financial liability is measured at its fair value on every balance sheet date, and its variations are recorded in the income statement as administrative expenses.

At the option exercise date, if such options are exercised by the executive in order to receive shares in the Company, financial liabilities are reclassified under stock options granted in shareholders’ equity. In the case of options exercised in cash, the Company settles the related financial liability in favor of the Company’s executives.

3.2.25.	Employee benefits

The Company offers benefits through a supplementary contribution plan to all employees, as well as medical assistance and life insurance for a determined group of former employees, and for the latter two benefits an annual actuarial appraisal is prepared by an independent actuary, and are reviewed by Management. The respective impact is recognized in employee benefit plans.

Actuarial gains and losses are recognized in other reserves when incurred. The interest incurred, resulting from changes in the present value of the actuarial liability, is recorded in the income statement within financial expenses.

3.2.26.	Other assets and liabilities, current and non-current

Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity, and its cost or value can be measured reliably.

A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.

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3.2.27.	Government grants and assistance

Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed, and that these subsidies will be obtained. These are recorded as deductions from revenue or expenses in the income statement for the period of enjoyment of the benefit, and subsequently allocated to the tax incentives reserve under shareholders’ equity, when applicable.

3.2.28.	Dividends and interest on own capital

The distribution of dividends or interest on shareholders' equity is recognized as a liability, calculated based on the Corporate Law, the bylaws and the Company's Dividend Policy, which establishes that the minimum annual dividend is the lower of: (i) 25% of adjusted net income, or (ii) the consolidated operating cash flow for the year, provided they are declared before the end of the year. Any portion in excess of the minimum mandatory dividends, if declared after the balance sheet date, must be recorded as part of the additional dividends proposed in shareholders' equity, until approved by the shareholders at a General Meeting. After approval, the reclassification to current liabilities is made.

The tax benefit of interest on equity is recognized in the income statement.

3.2.29.	Share capital

Common shares are classified in shareholders’ equity. Incremental costs directly attributable to a public offer are stated in shareholders’ equity as a deduction from the amount raised, net of taxes.

3.2.30.	Revenue recognition

Revenue from contracts with customers is recognized at the time when control of the products is transferred to customers, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

The Company follows the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations under the contracts; (iii) determining the transaction price; (iv) allocation of the transaction price to the performance obligations provided for in the contracts; and (v) recognition of revenue when the performance obligations have been met.

For the Pulp operating segment, revenue recognition is based on the parameters provided by: (i) International Commercial Terms (“Incoterms”), when destined for the foreign market; and (ii) lead times, when destined for the internal market.

For the operating segment Paper and Consumer Goods, revenue recognition is based on the parameters provided by: (i) the corresponding International Commercial Terms (“Incoterms”); and (ii) lead times, when destined for the external and internal markets.

Revenue is measured at the fair value of the consideration received or receivable, net of taxes, returns, rebates and discounts, and recognized in accordance with the accruals basis of accounting, when the amount can be reliably measured.

Accumulated experience is used to estimate and provide for rebates and discounts, using the expected value method, and revenue is only recognized to the extent that it is highly unlikely that a significant reversal will occur. A provision for reimbursement (included in trade accounts receivable) is recognized for expected rebates and discounts payable to customers in relation to sales made until the end of the reporting period. No significant element of financing is deemed to be present, as sales are made with short credit terms.

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3.2.31.	Financial income and expenses

Includes interest income on financial assets, at the effective interest rate, which includes the amortization of funding raising costs, gains and losses on derivative financial instruments, interest on loans and financing, exchange variations on loans and financing and other assets and financial liabilities and monetary variations on other assets and liabilities. Interest income and expenses are recognized in the statement of income using the effective interest method.

3.2.32.	Earnings (losses) per share

Basic earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company to the weighted average number of ordinary shares during the year.

Diluted earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued when converting all potential dilutive ordinary shares into ordinary shares.

3.2.33.	Employee and management profit sharing

Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the payroll and charges against to administrative expenses during the period in which the targets are attained.

3.2.34.	Accounting judgments, estimates and assumptions

As disclosed in Note 2, Management used judgments, estimates and accounting assumptions regarding the future, uncertainty in which may lead to results that require significant adjustments to the book values of certain assets, liabilities, income and expenses in future years, are presented below:

•	Control, significant influence and consolidation (Note 1.1);

•	Share-based payment transactions (Note 22);

•	Transfers to control for revenue recognition (Note 28);

•	Fair value of financial instruments (Note 4);

•	Annual analysis of the impairment of non-financial assets (Notes 15 and 16);

•	Expected credit losses (Note 7);

•	Net realizable value provision for inventory (Note 8);

•	Annual analyses of the recoverability of taxes (Notes 9 and 12);

•	Fair value of biological assets (Note 13);

•	Useful lives of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);

•	Annual analysis recoverable amount of goodwill (Note 16);

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•	Provision for legal liabilities (Note 20); and

•	Pension and post-employment plans (Note 21);

The Company reviews the estimates and underlying assumptions used in its accounting estimates on an annual basis. Revisions to the accounting estimates are recognized in the period during which the estimates are revised.

3.3.	Accounting policies not yet adopted

The new and changed standards and interpretations issued, but not yet adopted up to December 31, 2022, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when they come into force, and does not expect them to have a material impact on the financial statements.

3.3.1.	Presentation of the financial statements – IAS 1 – Classification of liabilities as current and non-current (applicable for annual periods beginning on/or after January 1, 2023, with early adoption permitted)

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the balance sheet, and not the amount or the timing of the recognition of any asset, liability, income or expense, or the information disclosed about these items.

The amendments clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the settlement of the liability, explain that the rights exist if restrictive clauses are complied with at the balance sheet date, and introduce the definition of 'settlement' to clarify that it refers to a transfer to a counterparty of an amount in cash, equity instruments, other assets or services.

3.3.2.	Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies (applicable for annual periods beginning on/or after January 1, 2023, with early adoption permitted)

The amendments change the requirements in IAS 1 with regard to the disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence the decisions that the primary users of the financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial, and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

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3.3.3.	Amendments to IAS 8 Definition of Accounting Estimates (applicable for annual periods beginning on/or after January 1, 2023)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard through the following clarifications:

(i)	A change in accounting estimates that results from new information or new developments does not constitute the correction of an error

(ii)	The effects of a change in an input or a measurement technique used to develop an accounting estimate represent changes in accounting estimates if they do not result from the correction of prior period errors

3.3.4.	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction (applicable for annual periods beginning on/or after January 1, 2023)

The amendments introduce a further exception to the initial recognition exemption. Under the amendments, an entity may not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise from the initial recognition of an asset and liability in a transaction that is not a business combination and affects neither the accounting nor the taxable profit. For example, this may arise upon the recognition of a lease liability and the corresponding right-of-use asset, applying IFRS 16 at the commencement date of a lease.

Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period, an entity recognises:

(i)	A deferred tax asset (to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:

•	Right-of-use assets and lease liabilities; and

•	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset.

(ii)	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

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4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

As a result of its activities, the Company is exposed to various financial risks, which are managed in accordance with the Financial Risk Management, Counterparty and Issuer Risk, Debt, Derivative and Cash Management Policies (“Financial Policies”) approved at the Board of Directors' meeting held on August 13, 2020.

The main factors considered by Management are:

(i)	Liquidity;

(ii)	Credit;

(iii)	Exchange rate;

(iv)	Interest rate;

(v)	Fluctuations of commodity prices; and

(vi)	Capital.

Management are focused on generating consistent and sustainable results over time, however, arising from external risk factors, unintended levels of volatility can influence the Company’s cash flow and income statement.

The Company has policies and procedures for managing market risk which aims to:

(i)	Reduce, mitigate or transfer exposure with the aim of protecting the Company’s cash flow and assets against fluctuations in the market prices of raw material and products, exchange rates and interest rates, price and adjustment indices ("market risk") or other assets or instruments traded in liquid or illiquid markets to which the value of the assets, liabilities and cash flow are exposed;

(ii)	Establish limits and instruments with the purpose of allocating the Company's cash to financial institutions falling within acceptable credit risk exposure parameters; and

(iii)	Optimize the process of contracting financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds for inefficient transactions. All financial transactions entered into by the Company aim to protect existing exposures, with the assumption of new risks being prohibited, except those arising from its operating activities.

Hedging instruments are contracted exclusively for hedging purposes and are based on the following terms:

(i)	Protection of cash flow against currency mismatches;

(ii)	Protection of revenue flows for debt settlement and interest payments against fluctuations in interest rates and currencies; and

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(iii)	Protection against fluctuations in the prices of pulp and other supplies related to production.

The Treasury team is responsible for identification, evaluating and seeking protection against possible financial risks. The Board of Directors approves financial policies that establish the principles and guidance for global risk management, the areas involved in these activities, the use of derivative and non-derivative financial instruments, and the allocation of a cash surplus.

The Company only uses the most liquid financial instruments, and:

(i)	Does not enter into leveraged transactions or other forms of embedded options that change the purpose of protection (hedge);

(ii)	Does not have double-indexed debt or other forms of implied options; and

(iii)	Does not have any transactions requiring margin deposits or other forms of collateral for counterparty credit risk.

The Company does not use hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of income, as disclosed in Note 27.

The Company maintained its conservative approach and strong cash and marketable securities positions, as well as its hedge policy, during the crisis caused by the COVID-19 pandemic, and even though there were impacts on the fair value of its financial instruments due to the effects on all global economies, these impacts were as expected, according to the sensitivity analyses disclosed in previous reports, and measures were taken in relation to the risks associated with the financial instruments, in particular with the risks of liquidity, credit and exchange rate variations, as set forth below.

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	December 31, 2022	December 31, 2021
Assets
Amortized cost
Cash and cash equivalents	5	9,505,951	13,590,776
Trade accounts receivable	7	9,607,012	6,531,465
Dividends receivable	11	7,334	6,604
Other assets (1)		931,173	886,112
		20,051,470	21,014,957
Fair value through other comprehensive income
Investments - Celluforce	14.1	24,917	28,358
		24,917	28,358
Fair value through profit or loss
Derivative financial instruments	4.5.1	4,873,749	1,442,140
Marketable securities	6	7,965,742	7,758,329
		12,839,491	9,200,469
		32,915,878	30,243,784
Liabilities
Amortized cost
Trade accounts payable	17	6,206,570	3,288,897
Loans, financing and debentures	18.1	74,574,591	79,628,629
Lease liabilities	19.2	6,182,530	5,893,194
Liabilities for assets acquisitions and associates	23	2,062,322	405,952
Dividends payable	11	5,094	919,073
Other liabilities (1)		147,920	164,216
		89,179,027	90,299,961
Fair value through profit or loss
Derivative financial instruments	4.5.1	4,846,795	7,894,528
		4,846,795	7,894,528
		94,025,822	98,194,489
		61,109,944	67,950,705

1)	Does not include items not classified as financial instruments.

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4.1.3.	Fair value of loans and financing

The financial instruments are recognized at their contractual amounts. Derivative financial instrument agreements, used exclusively for hedging purposes, are measured at fair value.

In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair values of interest rate and index swaps are calculated based on the present value of their future cash flow, discounted at the current interest rates available for transactions with similar remaining terms to maturity. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais, and the British Bankers Association and Bloomberg for London Interbank Offered Rate (“LIBOR”) transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.

In order to determine the fair values of financial instruments traded in over-the-counter or unliquidated markets, a number of assumptions and methods based on normal market conditions and not for liquidation or forced sale, are used at each balance sheet date, including the use of option pricing models such as Garman-Kohlhagen, and estimates of discounted future cash flow. The fair value of agreements for the fixing of oil bunker prices is obtained based on the Platts index.

The results of the trading of financial instruments are recognized at the closing or contract dates, where the Company undertakes to buy or sell these instruments. The obligations arising from the contracting of financial instruments are eliminated from the financial statements only when these instruments expire or when the risks, obligations and rights arising therefrom are transferred.

The estimated fair values of loans and financing are set forth below:

	Yield used to discount/ methodology	December 31, 2022	December 31, 2021
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	40,309,832	51,183,520
Estimated present value
In foreign currency
Export credits (“Prepayment”)	LIBOR	17,724,315	19,441,297
Assets Financing	SOFR	138,644
In local currency
BNDES – TJLP	DI 1	292,487	355,494
BNDES – TLP	DI 1	1,393,010	686,247
BNDES – Fixed	DI 1	21,656	44,544
BNDES – SELIC (“Special Settlement and Custody System”)	DI 1	575,129	543,269
BNDES - Currency basket	DI 1	10,866	25,001
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	1,835,336	3,281,250
Debentures	DI 1	5,643,440	5,633,533
NCE (“Export Credit Notes”)	DI 1	1,384,396	1,352,291
NCR (“Rural Credit Notes”)	DI 1	294,089	289,344
Export credits (“Prepayment”)	DI 1	1,320,415	1,321,449
		70,943,615	84,157,239

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The book values of loans and financing are disclosed in Note 18.

Management considers that, for its other financial liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.

4.2.	Liquidity risk management

The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating obligations. The amount held in cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested, in general, in highly liquid financial investments according to the Cash Management Policy.

The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the year ended December 31, 2022, the variations in cash and marketable securities were as expected, and the cash generated from operations was used for the most part for investments and debt service.

On February 8, 2022, the Company, through its subsidiaries Suzano Pulp and Paper Europe S.A. and Suzano International Trade GmbH, in order to improve the management of its financial liquidity, took out a credit line (“Revolving Credit Facility”), increasing the total available through revolving credit lines from US$500,000 to US$1,275,000. Of the amount taken out, US$100,000 is available until February 2024, with this remaining amount of the line of credit already available from February 2019, in its original amount of US$500,000. The additional amount of US$1,175,000 is available to February 2027 and has the same financial costs as the line available to February 2024. On December 31, 2022, the Revolving Credit Facility was available, but had not been used.

The Company signed with the Brazilian National Bank for Economic and Social Development (“BNDES”) a Credit Limit Opening Agreement (“CALC”), a Revolving Credit Limit in the amount of up to R$3,000,000, to be disbursed in the coming years on forestry, social and industrial investments.

• On November 29, 2022 there was the first used of the Credit Limit of R$400,000 for the Industrial projects of 2021 and 2022 (Note 18.6.1).

• On December 27, 2022 there was the second used of the R$400,000 Credit Limit for the 2021 and 2022 Forestry projects (Note 18.6.1).

All derivative financial instruments were over-the-counter derivatives and do not require deposit guarantee margins.

The remaining contractual maturities of financial liabilities are disclosed as at the date of this financial information. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

	December 31, 2022
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payable	6,206,570	6,206,570	6,206,570
Loans, financing and debentures	74,574,591	105,341,912	6,823,274	7,899,772	39,476,527	51,142,339
Lease liabilities	6,182,530	11,053,487	1,050,947	992,379	2,668,855	6,341,305
Liabilities for asset acquisitions and associates	2,062,322	2,203,302	1,986,633	99,331	57,421	59,917
Derivative financial instruments	4,846,795	6,515,262	728,070	1,341,108	4,299,970	146,114
Dividends payable	5,094	5,094	5,094
Other liabilities	147,920	147,920	61,500	86,420
	94,025,822	131,473,547	16,862,088	10,419,010	46,502,773	57,689,675

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	December 31, 2021
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payable	3,288,897	3,288,897	3,288,897
Loans, financing and debentures	79,628,629	111,723,608	6,357,717	5,761,795	36,672,089	62,932,007
Lease liabilities	5,893,194	10,676,580	937,964	1,780,115	1,632,555	6,325,946
Liabilities for asset acquisitions and associates	405,952	467,499	111,438	131,371	144,171	80,519
Derivative financial instruments	7,894,528	11,774,569	1,688,266	1,391,727	8,694,576
Dividends payable	919,073	919,073	919,073
Other liabilities	164,216	164,216	92,123	72,093
	98,194,489	139,014,442	13,395,478	9,137,101	47,143,391	69,338,472

4.3.	Credit risk management

Related to the possibility of non-compliance with the counterparties’ commitments as part of a transaction. Credit risk is managed on a group basis and arises from cash equivalents, marketable securities, derivative financial instruments, bank deposits, Bank Deposit Certificates ("CDB"), fixed income box, repurchase agreements, letters of credit, insurance, receivable terms of customers, and advances to suppliers for new projects, among others.

4.3.1.	Trade accounts receivable and advances to suppliers

The Company has commercial and credit policies aimed at mitigating any risks arising from defaults by its customers, mainly through contracting credit insurance policies, bank guarantees provided by first-tier banks, and collateral based on liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risks regarding payment performance, both for exports and for domestic sales.

For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine the individual credit limits to each customer according to the identified risks. Each analysis is submitted for approval according to an established hierarchy and, if applicable, for approval at a Management meeting and by the Credit Committee.

The risk classification of trade accounts receivable is set forth below:

	December 31, 2022	December 31, 2021
Low (1)	9,430,244	6,491,726
Average (2)	129,900	19,147
High (3)	67,977	55,355
	9,628,121	6,566,228

1)	Current and overdue up to 30 days.
2)	Overdue between 30 and 90 days.
3)	Overdue more than 90 days.

A portion of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$21,109 and R$34,763 as at December 31, 2022 and 2021, respectively.

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4.3.2.	Banks and financial institutions

The Company, in order to mitigate its credit risk, ensures its financial operations are diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.

The book value of financial assets representing exposure to credit risk is set forth below:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	9,505,951	13,590,776
Marketable securities	7,965,742	7,758,329
Derivative financial instruments (1)	4,833,330	1,413,975
	22,305,023	22,763,080

1)	Does not include the derivative embedded in a forest partnership agreement for the supply of standing wood, which is not a transaction with a financial institution.

The counterparties, mainly financial institutions, with whom the transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the main ratings agencies. The risk ratings are set forth below:

	Cash and cash equivalents and marketable securities		Derivative financial instruments
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Risk rating (1)
AA-			47,681	57,193
A+			1,149,694	8,318
A			1,485,424	601,475
A-			1,095	10,677
brAAA	17,117,171	21,149,838	1,418,968	576,195
brAA+	1,173	2,282		41,321
brAA	133,030	132,698	730,468	118,796
brAA-	47
brA+	352	313
brA	17,595
brBB+		2
brBB-	2,897	22,824
Others	199,428	41,148
	17,471,693	21,349,105	4,833,330	1,413,975

1)	We use the Brazilian Risk Ratings issued by the agencies Fitch Ratings, Standard & Poor’s and Moody’s.

4.4.	Market risk management

The Company is exposed to several market risks, mainly related to fluctuations in exchange rate variations, interest rates, inflation rates and commodity prices that could affect its results and financial situation.

To mitigate the impacts, the Company has processes to monitor its exposure and policies that could support the implementation of risk management.

These policies establish the limits and the instruments to be implemented for the purpose of:

(i)	Protecting cash flow due to currency mismatch;

34

(ii)	Mitigating exposure to interest rates;

(iii)	Reducing the impacts of fluctuations in commodity’s prices; and

(iv)	Changes to debt indexes.

Market risk management involves the identification, assessment and implementation of the strategy, with the effective contracting of adequate financial instruments.

4.4.1.	Exchange rate risk management

The fundraising, financing and currency hedging policies of the Company are guided by the fact that a substantial part of net the revenue arises from exports with prices negotiated in US Dollars, while a substantial part of the production costs are in Brazilian Reais. This structure allows the Company to enter into export financing arrangements in US Dollars, and to reconcile the financing payments with the cash flow of receivables from sales in foreign markets, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.

Moreover, the Company enter into US Dollar sales transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus of foreign currency over an 24-month time horizon, and therefore are matched to the availability of currency for sale in the short term. The Company's Board of Directors approved the contracting of extraordinary hedge, in addition to the policy mentioned above, for investments in the Cerrado Project, with a term of up to 36 months as of November 2021, in an amount of up to US$1,000,000.

The assets and liabilities that are exposed to foreign currency, substantially in US Dollars, are set forth below:

	December 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	8,039,218	13,411,978
Marketable securities	4,510,652	2,394,667
Trade accounts receivable	7,612,768	5,043,453
Derivative financial instruments	3,393,785	1,028,450
	23,556,423	21,878,548
Liabilities
Trade accounts payable	(2,030,806)	(605,557)
Loans and financing	(61,216,140)	(65,972,300)
Liabilities for asset acquisitions and associates	(2,053,259)	(273,179)
Derivative financial instruments	(4,698,323)	(7,362,631)
	(69,998,528)	(74,213,667)
	(46,442,105)	(52,335,119)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments

For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$5.2177).

35

This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50% before taxes.

The following table set forth the potential impacts at their absolute amounts:

	December 31, 2022
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	8,039,218	2,009,805	4,019,609
Marketable securities	4,510,652	1,127,663	2,255,326
Trade accounts receivable	7,612,768	1,903,192	3,806,384
Trade accounts payable	(2,030,806)	(507,702)	(1,015,403)
Loans and financing	(61,216,140)	(15,304,035)	(30,608,070)
Liabilities for asset acquisitions and associates	(2,053,259)	(513,315)	(1,026,630)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments

The Company has sales operations in US Dollars in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the net foreign exchange surplus over an 24-month horizon, or to investments in the Cerrado Project according to the extraordinary hedge described above, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.

In addition to the transaction described above, the Company also taken out derivative instruments linked to the US Dollar and subject to exchange variations, seeking to adjust the debt's exchange rate index to the cash generation currency, as provided for in its financial policies.

For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period was used. These market movements caused a positive impact on the mark-to-market position entered into by the Company.

This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US Dollar by 25% and 50%, before taxes, based on the base scenario for the year ended December 31, 2022.

The following table set out the potential impacts in each of these assumed scenarios:

	December 31, 2022
	Effect on profit or loss and equity
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	1,596,089	(5,557,847)	(12,762,202)
Derivative swaps	(1,768,134)	(2,862,661)	(5,725,322)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	(2,474)	(314,397)	(628,793)
Embedded derivatives	40,418	(71,082)	(142,165)
NDF parity derivatives (1)	161,055	(40,264)	(80,528)

Dollar/Euro
Derivative financial instruments
NDF parity derivatives (1)	161,055	(724,977)	(1,449,953)

(1)	Long positions at US$/EUR parity in order to protect the Capex cash flow of the Cerrado Project against the appreciation of the Euro.

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4.4.2.	Interest rate risk management

Fluctuations in interest rates could increase or reduce the costs of new loans and transactions already entered into.

The Company is constantly looking for alternatives to the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering the termination of LIBOR in June 2023, the Company is evaluating its contracts which have clauses that provide the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have such a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties to define a new rate, or an equivalent rate will be provided by the respective calculation agent.

It is worth mentioning that the clauses related to the replacement of the indices in the Company's debt contracts indexed to LIBOR, establish that a replacement of the indexation rate in the contracts can only be considered in two circumstances: (i) after a communication from an official government entity formally stating the replacement/termination of the reference rate used in the contract, which must define the exact date on which the rate will be extinguished; and / or (ii) syndicated operations begin to be executed at a rate indexed to the Secured Overnight Financing Rate (“SOFR”). Considering that on March 5, 2021 the UK Financial Conduct Authority (“FCA”) announced the date of extinction of LIBOR 3M as June 30, 2023, the Company can, from the date of this announcement, begin negotiations regarding changing the indices for its debt contracts and related derivatives.

The Company mapped all of its contracts subject to LIBOR reform that have yet to transition to an alternative benchmark rate as at December 31, 2022. The Company has R$16,930,445 related to loan and financing contracts, and R$548,941 related to derivative contracts, and initiated contact with the respective counterparties to each contract, to ensure that the terms and good market practices are adopted for the transition period of the index until June 2023, and these terms are still under negotiation between the parties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indices of the financial contracts linked to LIBOR.

The Company believes that it is reasonable to assume that the negotiation of the indices in its contracts will move towards to the replacement of LIBOR by SOFR, because SOFR is the new interest rate adopted by the capital markets. Based on the available information, the Company does not expect to have a significant impact on its debts and derivatives linked to LIBOR.

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except for derivative financial instruments

For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of its operations to variations in the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and the London Interbank Offered Rate (“LIBOR”), which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.

This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

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The following table set forth the potential impacts at their absolute amounts:

	December 31, 2022
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	1,441,758	49,200	98,400
Marketable securities	3,383,832	115,473	230,947
Loans and financing	8,001,775	273,061	546,121

TJLP
Loans and financing	317,281	5,711	11,422

LIBOR
Loans and financing	16,930,445	201,781	403,562

4.4.2.2.	Sensitivity analysis – exposure to interest rates – derivative financial instruments

This analysis assumes that all other variables remain constant. The other scenarios assumed a depreciation of 25% and 50% in market interest rates.

The following table sets out the potential impacts of these assumed scenarios:

	December 31, 2022
	Effect on profit or loss and equity
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	1,596,089	(594,361)	(1,140,951)
Derivative swaps	(1,768,134)	(10,977)	(22,123)
LIBOR
Derivative financial instruments
Liabilities
Derivative swaps	(1,768,134)	369,294	738,044

4.4.2.3.	Sensitivity analysis to changes in the consumer price indices of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on December 31, 2022. The probable scenario was extrapolated considering a depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively, at their absolute amounts.

The following table sets out the potential impacts at their absolute amounts:

	December 31, 2022
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
Derivative embedded in a commitment to purchase standing wood, originating from a forest partnership agreement	40,418	(31,599)	(65,159)

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4.4.3.	Commodity price risk management

The Company is exposed to commodity prices, mainly the pulp sales price in the foreign market. The dynamics of rising and falling production capacities in the global market and the macroeconomic conditions may impact the Company´s operating results.

Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.

The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.

On December 31, 2022 and December 31, 2021, the Company did not take out positions to hedge its logistics costs.

4.5.	Derivative financial instruments

The Company determines the fair values of derivatives contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the quotation date. The amounts presented by the Company are based on estimates using market factors, and make use of data provided by third parties, measured internally and compared to the calculations performed by counterparties.

The fair value does not represent an obligation to make an immediate disbursement or receipt of cash, given that such an effect will only occur on the dates of contractual fulfillment or upon the maturity of each transaction, when the result will be determined, depending on the case and on the market conditions on the agreed dates.

A summary of the methodologies used for the purpose of determining the fair value by type of instrument is presented below:

(i)	Swaps: the future value of the asset and liability are estimated based on the cash flows projected using the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US Dollar-denominated tip is measured using the discount based on the exchange coupon curve (the remuneration, in US Dollars, of the Reais invested in Brazil) and in the case of the R$-denominated tip, the discount is made using Brazil's interest curve, being the future curve of the DI, considering the credit risk of both the Company and the counterparty. The exception is pre-fixed contracts x US$, for which the present value of the tip denominated in US$ is measured through a discount using the LIBOR curve disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.

(ii)	Options (Zero Cost Collar): the fair value was calculated based on the Garman-Kohlhagen model, considering both the Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from the B3 exchange, and are used to calculate the fair values.

(iii)	Non-deliverable forward (“NDF”) contracts: a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, the difference between this quotation and the rate at which the operation was contracted is verified, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract, and brought to its present value based on the future DI curve. Interest rate curves were obtained from B3.

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(iv)	Swap US-CPI: liability cash flows are projected based on the US inflation curve US-CPI, obtained based on the implicit rates for inflation-linked US securities (Treasury Protected against Inflation – “TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rates implicit in the embedded derivatives. The fair value of an embedded derivative is the difference between the two components, adjusted to present value base on the curve of the exchange coupon obtained from B3.

(v)	Swap VLSFO (marine fuel): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, the difference between this projection and the rate at which the operation was contracted is verified, considering both of Company’s and the counterparty’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value using the LIBOR curve disclosed by Bloomberg.

The yield curves used to calculate the fair value as at December 31, 2022 are as set forth below:

Interest rate curves
Term	Brazil	United States of America	US Dollar coupon
1 month	13.65% p.a.	4.79% p.a.	3.38% p.a.
6 months	13.73% p.a.	5.01% p.a.	5.30% p.a.
1 year	13.42% p.a.	5.09% p.a.	5.80% p.a.
2 years	12.66% p.a.	4.65% p.a.	5.61% p.a.
3 years	12.58% p.a.	4.27% p.a.	5.37% p.a.
5 years	12.62% p.a.	3.95% p.a.	5.35% p.a.
10 years	12.61% p.a.	3.75% p.a.	5.96% p.a.

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Instruments as part of protection strategy
Operational hedges
ZCC	6,866,800	4,494,125	1,596,089	(187,788)
NDF (R$ x US$)	248,100	30,000	(2,474)	(7,043)
NDF (€ x US$)	544,702		161,055

Debt hedges
Swap LIBOR to Fixed (US$)	3,200,179	3,600,000	1,052,546	(395,675)
Swap IPCA to CDI (notional in Brazilian Reais)	1,741,787	843,845	278,945	249,653
Swap IPCA to Fixed (US$)	121,003	121,003	(29,910)	(148,583)
Swap CDI x Fixed (US$)	1,863,534	2,267,057	(2,566,110)	(5,230,612)
Pre-fixed Swap to US$ (US$)	350,000	350,000	(503,605)	(760,505)

Commodity Hedge
Swap US-CPI (US$) (1)	124,960	590,372	40,418	28,165
			26,954	(6,452,388)

Current assets			3,048,493	470,261
Non-current assets			1,825,256	971,879
Current liabilities			(667,681)	(1,563,459)
Non-current liabilities			(4,179,114)	(6,331,069)
			26,954	(6,452,388)

1)	The embedded derivative refers to a swap contract for the sale of price variations in United States Dollars and US-CPI within the term of a forest partnership with a standing wood supply contract.

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The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure on its receivables in US$.

(ii)	Swap IPCA x CDI: positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in Reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to the DI.

(iii)	Swap IPCA x Fixed US$: positions in conventional swaps exchanging the variations of the IPCA for a fixed rate in US$. The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure on its receivables in US$.

(iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.

(v)	Pre Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure on its receivables in US$.

(vi)	Zero-Cost Collar (“ZCC”): positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal and maturity values, with the objective of protecting the cash flow from exports. Under this strategy, an interval is established where there are no deposits or receipts of financial margin upon the expiration of the options. The objective is to protect the cash flow of exports against any decrease in the Brazilian Real.

(vii)	Non-Deliverable Forward contracts (“NDF”): put positions in futures contracts in US$ with the objective of protecting the cash flow from exports against decreases in the Brazilian Real.

(viii)	Swap US-CPI: The embedded derivative refers to sales swap contracts of variations in the United States Dollar and the US-CPI within the terms of a forest partnership with a standing wood supply contract.

(ix)	Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.

The variations in the fair values of derivatives for the year ended December 31, 2022 compared to the fair values measured on December 31, 2021 are explained substantially by the appreciation of the Brazilian Real against the US Dollar and by settlements during the year. There were also impacts caused by the variations in the Pre, Foreign Exchange Coupon and LIBOR curves of transactions.

It is important to highlight that the outstanding agreements in December 31, 2022 are in the over-the-counter market, without any kind of guaranteed margin or early settlement clause forced by changes from the mark-to-market price.

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4.5.2.	Fair value by maturity schedule

	December 31, 2022	December 31, 2021
2022		(1,093,198)
2023	2,380,812	(282,499)
2024	297,156	(759,082)
2025	(1,225,193)	(2,096,449)
2026 onwards	(1,425,821)	(2,221,160)
	26,954	(6,452,388)

4.5.3.	Outstanding assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Debt hedges
Assets
Swap CDI to Fixed (US$)	R$	7,081,545	8,594,225	617,835	306,663
Swap Pre-Fixed to US$	R$	1,317,226	1,317,226	45,329	76,279
Swap LIBOR to Fixed (US$)	US$	3,200,000	3,600,000	1,052,546	130,104
Swap IPCA to CDI	IPCA	2,041,327	1,078,706	427,417	255,422
Swap IPCA to US$	IPCA	610,960	576,917
				2,143,127	768,468
Liabilities
Swap CDI to Fixed (US$)	US$	1,863,534	2,267,057	(3,183,945)	(5,537,275)
Swap Pre-Fixed to US$	US$	350,000	350,000	(548,934)	(836,784)
Swap LIBOR to Fixed (US$)	US$	3,200,000	3,600,000		(525,779)
Swap IPCA to CDI	R$	1,741,787	843,845	(148,472)	(5,769)
Swap IPCA to US$	US$	121,003	121,003	(29,910)	(148,583)
				(3,911,261)	(7,054,190)
				(1,768,134)	(6,285,722)
Operational hedge
Zero cost collar (US$ x R$)	US$	6,866,800	4,494,125	1,596,089	(187,788)
NDF (R$ x US$)	US$	248,100	30,000	(2,474)	(7,043)
NDF (€ x US$)	US$	544,702		161,055
				1,754,670	(194,831)
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	124,960	590,372	40,418	28,165
				40,418	28,165
				26,954	(6,452,388)

1)	The embedded derivatives refer to swap contracts for the sale of price variations in United States Dollars and US-CPI within the term of the forest partnership involving a standing wood supply contract.

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	December 31, 2022	December 31, 2021
Operational hedge
Zero cost collar (R$ x US$)	718,618	(1,269,231)
NDF (R$ x US$)	8,301	1,399
NDF (€ x US$)	7,113
	734,032	(1,267,832)
Commodity hedge
Swap VLSFO/other		(54,002)
		(54,002)
Debt hedge
Swap CDI to Fixed (US$)	(261,570)	(266,268)
Swap IPCA to CDI (Brazilian Reais)	(5,180)	41,651
Swap IPCA to Fixed (US$)	171	(4,819)
Swap Pre-Fixed to US$	54,128	49,562
Swap LIBOR to Fixed (US$)	(239,356)	(419,545)
	(451,807)	(599,419)
	282,225	(1,921,253)

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4.6.	Fair value hierarchy

Financial instruments are measured at their fair values, which consider the fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into three hierarchical levels:

(i)	Level 1 – Based on quoted prices (unadjusted) for identical assets or liabilities in active markets. A market is considered active if it trades frequently and at a sufficient volume to provide pricing information immediately and continuously, usually obtained from a commodity and stock exchange, pricing service or regulatory agency, and if the prices represent actual market transactions, which occur regularly on a commercial basis;

(ii)	Level 2 - Based on the prices quoted in active markets for similar assets or liabilities, the prices quoted for identical or similar assets or liabilities in non-active markets, evaluation models for which inputs are observable , such as rates of interest and yield curves, credit volatilities and spreads, and market corroborated information. Assets and liabilities classified in this category are measured based on the discounted cash flow and interest accrual, respectively, for derivative financial instruments and marketable securities. The observable inputs include interest rates and curves, volatility factors and foreign exchange rates; and

(iii)	Level 3 – Based on unquoted data for assets and liabilities, where the Company applies the income approach technique using the discounted cash flow model. The observable inputs used are the IMA, discount rate and eucalyptus average gross sales price.

For the year ended December 31, 2022, there were no changes between the three levels of the hierarchy, and no transfers between levels 1, 2 and 3.

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		4,873,749		4,873,749
Marketable securities		7,965,742		7,965,742
		12,839,491		12,839,491

At fair value through other comprehensive income
Other investments - CelluForce			24,917	24,917
			24,917	24,917

Biological assets			14,632,186	14,632,186
			14,632,186	14,632,186
Total assets		12,839,491	14,657,103	27,496,594

Liabilities
At fair value through profit or loss
Derivative financial instruments		4,846,795		4,846,795
		4,846,795		4,846,795
Total liabilities		4,846,795		4,846,795

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	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		1,442,140		1,442,140
Marketable securities	637,616	7,120,713		7,758,329
	637,616	8,562,853		9,200,469

At fair value through other comprehensive income
Other investments - CelluForce			28,358	28,358
			28,358	28,358

Biological assets			12,248,732	12,248,732
			12,248,732	12,248,732
Total assets	637,616	8,562,853	12,277,090	21,477,559

Liabilities
At fair value through profit or loss
Derivative financial instruments		7,894,528		7,894,528
		7,894,528		7,894,528
Total liabilities		7,894,528		7,894,528

4.7.	Climate change

4.7.1.	Risks linked to climate change and the sustainability strategy

In view of the nature of the Company's operations, there is inherent exposure to risks related to climate change.

The Company's assets, notably biological assets, which are measured at fair value (Note 13), property, plant and equipment (Note 15) and intangible assets (Note 16), may be impacted by climate change, the risks of which were evaluated in the context of preparation of financial statements. For the year ended December 31, 2022, Management considered the main risk data and assumptions highlighted below:

(i)	Possible impacts on the determination of fair value in biological assets due to: Effects of climate change, such as temperature rises and scarcity of water resources, could impact some of the assumptions used in accounting estimates related to the Company's biological assets, as follow:

●	Loss of biological assets due to fires and impacts arising from the greater presence and resistance of pests and other forest diseases favored by the gradual increase in temperature;

●	Reduction in productivity and expected growth (“IMA”) due to reduced availability of water resources in river basins and other atypical weather events such as droughts, frosts and torrential rains; and

●	Interruptions to the production chain due to adverse weather events.

(ii)	Scarcity of water resources in the industry: although our units are efficient in the use of water, there are contingency plans for all units affected by possible water shortages and action plans to confront the water crisis in critical regions.

44

(iii)	Structural changes in society and their impacts on business, such as:

●	Regulatory and legal: arising from changes in the Brazilian and/or international scope that require capital investment in new technologies and/or operating costs. Among the expected topics are carbon pricing, customs carbon taxation, trade barriers and/or commercial restrictions related to businesses’ alleged contributions, even if indirect, to the intensification of climate change, which increase the risk of litigation;

●	Technological: arising from the emergence of improvements and innovations towards an economy with greater energy efficiency and lower carbon. Suzano should continue investing in R&D to reduce greenhouse gas emissions;

●	Markets: arising from changes to the supply of and demand for certain products and services as climate-related issues begin to be considered in decision-making. The market should increasingly prioritize the reduction of carbon emissions and more sustainable business practices, which may lead to a drop in demand and revenue for Suzano's disposable products and an increase in demand for renewable forests and other sustainable products; and

●	Reputational: related to the perceptions of customers and society in general regarding the positive or negative contribution of an organization to a low carbon economy.

4.7.2.	Compliance with contractual clauses related to sustainability in debt securities and sustainable loans (Sustainability Linked Bonds - “SLB” and Sustainability Linked Loans – “SLL”)

As disclosed in Note 18, the Company issued debt securities and loans linked to sustainability performance targets ("Sustainability Performance Targets - SPT") related to the intensity of our greenhouse gas emissions, intensity of water capture for use in industrial processes and percentage of women in leadership positions. Non-compliance with these targets may generate future increases in the cost of said debts, as provided for in the respective contracts.

In 2020, the company issued its first bond based on the SLB Principles. In 2021, Suzano issued two additional Sustainability Linked bonds that, for the first time, were linked to something other than an environmental or social target: a diversity, equity and inclusion target. Its first Sustainability Linked Loan (SLL) was contracted in 2021 and, in 2022, the company obtained a new loan with the International Finance Corporation (IFC) following the guidelines of the SLL Principles.

4.7.3.	Climate risk management

The Company has a structure dedicated to corporate risk management, including risks related to climate change, with its own methodologies, tools and processes aimed at ensuring the identification, assessment and treatment of its main short, medium and long-term risks. This allows the continuous monitoring of risks and their eventual impacts, control of the variables involved, and the definition and implementation of mitigating measures, which aim to reduce the identified exposures. The Company's assessment of the potential physical impacts of climate change, as well as those arising from the transition to a low carbon economy is carried out on an ongoing basis, and will continue to evolve.

45

4.7.4.	Opportunities linked to climate change and the sustainability strategy

4.7.4.1.	Generation of carbon credits

The Company has two ongoing carbon capture projects, namely:

(i)	Cerrado de Carbono Project, which aims to recover degraded areas and preserve biodiversity. This project is in the registration stage, with the certification process still in progress;

(ii)	Horizonte de Carbono Project, which aims to recover degraded areas through reforestation with the planting of native trees and eucalyptus. This project is in the registration stage, with the certification process still in progress.

In the Company's understanding, as more companies commit to net zero, the demand for carbon credits may increase and this may generate business opportunities for Suzano.

4.7.4.2.	Sale of renewable energy certificates (RECs)

In the pulp production process there is a production of steam, which is used in the generation of clean electricity, which in turn is used in the production process of the factories. Any surplus energy from this renewable source, not used in the production process, is sold to the market.

This surplus of commercialized clean energy can be subject to international certification of renewable energy, the so-called "I-REC (Renewable Energy Certificate)", where each REC proves that 1 MWh of energy was generated in a renewable way, confirming the commitment to reduce the environmental impact.

4.7.4.3.	Partnership for sustainable fabric

Several brands in the textile industry are looking to reduce their emissions and environmental footprint and create a circular materials basis for their products. In 2021, one example of innovability in this area was the Company’s joint venture established with Spinnova, a Finnish material innovation startup that will exclusively produce and sale 100% renewable textile fiber, from microfibrillated eucalyptus cellulose.

Spinnova will contribute its exclusive technology , while Suzano will supply microfibrillated cellulose produced from the eucalyptus grown in Brazil. Production will be managed and operated by the joint venture, in which each company holds a 50% stake.

4.7.4.4.	Securities with clauses related to sustainability

As disclosed in note 4.7.2, Suzano has Sustainability Linked Bonds (SLB) and Sustainability Linked Loan (SLL) linked to environmental performance indicators associated with a goal to reduce greenhouse gases, intensity the capture of water resources, and aspects of diversity and inclusion, evidencing the Company's commitment as part of the solution to the global climate crisis and in convergence with the implementation of its long-term goal. These funding linked to sustainability goals allow differentiated rates.

4.8.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain adequate financial leverage, and to mitigate risks that could affect the availability of capital for business development.

46

The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	December 31, 2022	December 31, 2021
Cash and banks (1)	4.37	8,064,193	11,720,774

Cash equivalents
Local currency
Fixed-term deposits (compromised)	103.34 of CDI	1,441,758	14,506

Foreign currency
Fixed-term deposits (2)			1,855,496
		9,505,951	13,590,776

1)	Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.

2)	Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period and is subject to an insignificant risk of changes in value.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	December 31, 2022	December 31, 2021
In local currency
Private funds	105.02 of CDI	1,208,975	656,780
Private Securities (“CDBs”)	101.94 of CDI	1,827,012	4,456,828
CDBs - Escrow Account (1)	102.05 of CDI	419,103	250,054
		3,455,090	5,363,662
Foreign currency
Time deposits (2)	3.00	4,386,589	2,376,369
Other	5.99	124,063	18,298
		4,510,652	2,394,667
		7,965,742	7,758,329

Current		7,546,639	7,508,275
Non-Current		419,103	250,054

1)	Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.

2)	Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

7.	TRADE ACCOUNTS RECEIVABLE

7.1.	Breakdown of balances
	December 31, 2022	December 31, 2021
Domestic customers
Third parties	1,915,745	1,449,177
Related parties (Note 11) (1)	99,608	73,598

Foreign customers
Third parties	7,612,768	5,043,453

(-) Expected credit losses	(21,109)	(34,763)
	9,607,012	6,531,465

1)	The balance refers to transactions with Ibema Companhia Brasileira de Papel.

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The Company performs factoring transactions for certain customer receivables where substantially transfers the control and all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable as at December 31, 2022, is R$6,889,492 (R$6,121,316 as at December 31, 2021).

7.2.	Breakdown of trade accounts receivable by maturity

	December 31, 2022	December 31, 2021
Current	8,652,376	5,972,945
Overdue
Up to 30 days	777,150	518,115
From 31 to 60 days	74,253	15,359
From 61 to 90 days	54,784	3,087
From 91 to 120 days	20,975	1,453
From 121 to 180 days	18,945	3,779
From 181 days	8,529	16,727
	9,607,012	6,531,465

7.3.	Roll-forward of expected credit losses

	December 31, 2022	December 31, 2021
Opening balance	(34,763)	(41,889)
Additions	(5,228)	(2,547)
Reversals	3,576	3,184
Write-offs	12,355	7,078
Exchange rate variations	2,951	(589)
Closing balance	(21,109)	(34,763)

The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

7.4.	Main customers

The Company has 1 (one) customer responsible for 10.67% of the net sales of pulp segment and no customer responsible for more than 10% of the net sales of paper segment for the year ended December 31, 2022. The Company has 1 (one) customer responsible for 10.39% of net sales of pulp segment and no customer responsible for more than 10% of net sales in the paper segment for the year ended December 31, 2021. As of December 31, 2020, there were no customers responsible for more than 10% of the total net revenue of the pulp and/or paper operating segment.

8.	INVENTORIES

	December 31, 2022	December 31, 2021
Finished goods
Pulp
Domestic (Brazil)	616,415	748,588
Foreign	1,426,064	1,037,760
Paper
Domestic (Brazil)	358,973	315,068
Foreign	192,671	95,383
Work in process	93,964	96,140
Raw materials
Wood	1,480,616	1,094,058
Operating supplies and packaging	716,089	571,505
Spare parts and other	843,469	678,983
	5,728,261	4,637,485

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Inventories are disclosed net of estimated losses.

8.1.	Roll-forward of estimated losses

	December 31, 2022	December 31, 2021
Opening balance	(91,258)	(79,885)
Additions (1)	(89,552)	(85,110)
Reversals	33,492	11,536
Write-offs (2)	41,329	62,201
Closing balance	(105,989)	(91,258)

1)	Refers mainly to: (i) raw materials in the amount of R$43,166 (R$38,136 as at December 31, 2021); and (ii) spare parts in the amount of R$24,502 (R$21,184 as at December 31, 2021).

2)	Refers mainly to the balances of: (i) raw materials of R$35,715 (R$47,231 as at December 31, 2021), and (ii) spare parts in the amount of R$5,371 (R$9,529 as at December 31, 2021).

For the year ended December 31, 2022 and for the year ended December 31, 2021, there were no inventory items pledged as collateral.

9.	RECOVERABLE TAXES

	December 31, 2022	December 31, 2021
IRPJ/CSLL – prepayments and withheld taxes	179,812	94,323
PIS/COFINS – on acquisitions of property, plant and equipment (1)	89,334	94,108
PIS/COFINS – operations	523,970	331,203
PIS/COFINS – exclusions from ICMS (2)	570,945	582,433
ICMS – on acquisitions of property, plant and equipment (3)	167,286	129,081
ICMS – operations (4)	1,423,375	1,363,453
Reintegra program (5)	65,971	49,265
Other taxes and contributions	39,057	50,291
Provision for loss on ICMS credits (6)	(1,103,807)	(1,064,268)
	1,955,943	1,629,889

Current	549,580	360,725
Non-current	1,406,363	1,269,164

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.

2)	The Company and its associates filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul, São Paulo and Pará, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.

6)	Includes the provision for discounts on sales to third parties of the accumulated ICMS credits in the State of Maranhão and the provision for full losses related to the low probability of realization by the units of States of Espírito Santo, Mato Grosso do Sul and Bahia.

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9.1.	Roll-forward of provision for loss

	ICMS
	December 31, 2022	December 31, 2021
Opening balance	(1,064,268)	(1,164,782)
Addition	(221,903)	(62,738)
Write-off	18,464	1,331
Reversal (1)	163,900	161,921
Closing balance	(1,103,807)	(1,064,268)

1)	Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

10.	ADVANCES TO SUPPLIERS

	December 31, 2022	December 31, 2021
Forestry development program and partnerships	1,592,132	1,282,763
Advance to suppliers - others	108,146	59,564
	1,700,278	1,342,327

Current	108,146	59,564
Non-current	1,592,132	1,282,763

The forestry development program consists of an incentive partnership for regional forest production, where independent producers plant eucalyptus on their own land to supply agricultural wood products to the Company. Suzano provides eucalyptus seedlings, input subsidies and cash advances, and the latter are not subject to valuation at their present value since they will be settled, preferably, through forests. In addition, the Company supports producers by providing technical advice on forest management but does not have joint control over decisions effectively implemented. At the end of the production cycles, the Company has a contractually guaranteed right to make an offer to purchase the forest and/or wood at its market value. However, this right does not prevent producers from negotiating the sale of the forest and/or wood with other market participants, provided the incentive amounts are fully paid.

11.	RELATED PARTIES

The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group")were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.

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The transactions refers mainly to:

Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; (iv) social services; and (v) dividends receivable.

Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the year ended December 31, 2022, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

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11.1.	Balances recognized in assets and liabilities and amounts of transactions during the period

	Assets		Liabilities		Financial result, net			Sales (purchases), net
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020
Transactions with controlling shareholders
Management and related persons				(22,875)
Alden Fundo de Investimento em Ações				(17,701)
Controller				(131,841)
Suzano Holding	5	2		(248,789)			(966)	91	(2,621)	(4,063)
	5	2		(421,206)			(966)	91	(2,621)	(4,063)
Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – Note 11.2)			(5)	(9)				(47)	(422)	(392)
Bexma Participações Ltda	1	1						38	24	11
Bizma Investimentos Ltda	1	1						10	6	12
Ensyn Corporation						1	689
Ficus Empreendimentos e Participações Ltda										(655)
Fundação Arymax								4	2	2
Ibema Companhia Brasileira de Papel (1)	106,940	80,511	(3,705)	(6,288)				218,226	169,965	111,841
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	3	1	(66)					(4,603)	(4,399)	(4,168)
IPLF Holding S.A.	23							38	10	5
Mabex Representações e Participações Ltda									(137)	(50)
Lazam MDS Corretora e Adm. Seguros S.A.										3
Nemonorte Imóveis e Participações Ltda								(194)	(170)	(191)
Other shareholders			(5,094)	(497,867)
	106,968	80,514	(8,870)	(504,164)		1	689	213,472	164,879	106,418
	106,973	80,516	(8,870)	(925,370)		1	(277)	213,563	162,258	102,355

Assets
Trade accounts receivable (Note 7)	99,608	73,598
Dividends receivable	7,334	6,604
Other assets	31	314
Liabilities
Trade accounts payable (Note 17)			(3,776)	(6,288)
Dividends payable			(5,094)	(919,073)
Other liabilities				(9)
	106,973	80,516	(8,870)	(925,370)

 1) Refers mainly to the sale of pulp.

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11.2.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	December 31, 2022	December 31, 2021	December 31, 2020
Short-term benefits
Salary or compensation	50,228	48,693	47,089
Direct and indirect benefits	1,099	880	852
Bonus	7,031	6,474	11,326
	58,358	56,047	59,267
Long-term benefits
Share-based compensation plan	36,390	46,306	75,022
	36,390	46,306	75,022
	94,748	102,353	134,289

Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

12.1.	Deferred taxes

The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accruals basis.

Associates located in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Associates located abroad are taxed in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in associate, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at each year ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, against the double taxation, in Brazil, of profits earned by its associate located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to include the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the year ended December 31, 2022. There is no provision for tax related to the profits of such associate in 2022.

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12.1.1.	Deferred income and social contribution taxes

	December 31, 2022	December 31, 2021
Tax loss	1,207,096	1,156,876
Negative tax basis of social contribution	445,250	411,074

Assets - temporary differences
Provision for judicial liabilities	268,596	249,345
Operating provisions and other losses	999,028	965,130
Exchange rate variations	4,297,503	6,555,202
Derivatives losses (“MtM”)		2,193,693
Amortization of fair value adjustments arising from business combinations	680,142	699,535
Unrealized profit on inventories	363,052	298,888
Leases	364,838	373,372
	8,625,505	12,903,115

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,023,103	746,489
Property, plant and equipment - deemed cost	1,217,349	1,316,859
Accelerated tax depreciation	869,997	944,949
Borrowing cost	210,834	99,399
Fair value of biological assets	703,274	430,966
Deferred taxes, net of fair value adjustments	398,950	427,313
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	194,121	198,027
Derivatives gains (“MtM”)	9,164
Other temporary differences	13,416	9,184
	4,640,208	4,173,186

Non-current assets	3,986,415	8,729,929
Non-current liabilities	1,118

Tax losses and accelerated tax depreciation are only contributed by Income Tax (“IRPJ”), and the negative basis of social contribution only by CSLL. Other tax bases were subject to both taxes.

12.1.2.	Breakdown of accumulated tax losses and social contribution tax losses carried forward

	December 31, 2022	December 31, 2021
Tax loss carried forward	4,828,384	4,627,504
Negative tax basis of social contribution carried forward	4,947,222	4,567,489

12.1.3.	Roll-forward of deferred tax assets

	December 31, 2022	December 31, 2021
Opening balance	8,729,929	8,676,432
Tax loss	50,220	143,868
Negative tax basis of social contribution	34,176	81,662
(Reversal of) provision for judicial liabilities	19,251	16,245
Reversal of operating provisions and other losses	33,898	(53,467)
Exchange rate variation	(2,257,699)	442,296
Derivative gains (“MtM”)	(2,202,857)	(110,140)
Amortization of fair value adjustments arising from business combinations	8,970	22,996
Unrealized profit on inventories	64,164	122,041
Leases	(8,534)	86,306
Goodwill - tax benefit on unamortized goodwill	(276,614)	(276,614)
Property, plant and equipment - deemed cost	99,510	68,783
Accelerated tax depreciation	74,952	80,187
Borrowing cost	(111,435)	10,637
Fair value of biological assets	(272,308)	(225,586)
Deferred taxes on the results of associates abroad		(33,893)
Credits on exclusion of ICMS from the PIS/COFINS tax base	3,906	(154,468)
Other temporary differences	(4,232)	(167,356)
Closing balance	3,985,297	8,729,929

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12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	December 31, 2022	December 31, 2021	December 31, 2020
Net income (loss) before taxes	28,655,581	8,832,957	(17,642,129)
Income tax and social contribution benefit (expense) at the statutory nominal rate of 34%	(9,742,898)	(3,003,205)	5,998,324

Tax effect on permanent differences
Taxation (difference) on profits of associates in Brazil and abroad (1)	4,915,243	3,445,206	1,373,845
Equity method	96,685	44,309	12,288
Thin capitalization (2)	(505,553)	(603,612)	(675,356)
Credit related to the Reintegra Program	7,829	7,398	6,278
Director bonuses	(12,208)	(15,656)	(7,677)
Tax incentives (3)	51,839	16,443	10,668
Offsetting of income tax abroad			72,890
Mergers of subsidiaries			67,311
Donations/Fines – Other	(71,631)	(88,308)	68,623
	(5,260,694)	(197,425)	6,927,194
Income tax
Current	(464,312)	(276,431)	(173,322)
Deferred	(3,485,267)	69,669	5,225,655
	(3,949,579)	(206,762)	5,052,333
Social Contribution
Current	(46,584)	(15,684)	(8,604)
Deferred	(1,264,531)	25,021	1,883,465
	(1,311,115)	9,337	1,874,861
Income and social contribution benefits (expenses) for the year	(5,260,694)	(197,425)	6,927,194

Effective rate of income and social contribution tax expenses	18.36%	2.24%	39.27%

1)	The difference in the taxation of associates is substantially due to the differences between the nominal tax rates in Brazil and those of associates located abroad.

2)	The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity, and when certain limits and requirements are met. On December 31, 2022, 2021 and 2020, the Company did not meet all of the limits and requirements, and therefore the expense is not deductible for the period.

3)	Income tax and social contribution deduction on profit or loss referring to the use of: (i) tax incentives applicable to ICMS, (ii) exploitation profits, (iii) expenses with research and development, (iv) PAT benefits ("Worker Food Program"), (v) donations made in cultural projects, (vi) children and adolescents rights funds, (vii) sports incentives, (viii) funds for the elderly and (ix) extensions to maternity and paternity leave.

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12.3.	Tax incentives

The Company has a tax incentive in the form of the partial reduction of the income tax on income obtained from operations carried out in the Northeast Development Superintendence (“SUDENE”) and in the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Mucuri (BA) - Line 1	Suzano	2024
Mucuri (BA) - Line 2	Suzano	2027
Eunápolis (BA)	Veracel	2025
Imperatriz (MA)	Suzano	2024
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025

13.	BIOLOGICAL ASSETS

The roll-forward of biological assets is as set forth below:

	December 31, 2022	December 31, 2021
Opening balance	12,248,732	11,161,210
Additions	4,957,380	3,807,608
Depletions	(3,665,057)	(3,189,726)
Transfers		23,471
Gain on fair value adjustments	1,199,759	763,091
Disposals	(82,331)	(211,433)
Other write-offs	(26,297)	(105,489)
Closing balance	14,632,186	12,248,732

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of the calculation.

The assumptions such as the average annual growth (“IMA”), discount rate, and average gross selling price of eucalyptus, stand out as being the most sensitive, where increases or reductions in these assumptions could generate significant gains or losses in the measurement of fair value.

The assumptions used in the measurement of the fair value of biological assets were as follow:

i)	Average cycle of forest formation between 6 and 7 years;

ii)	Effective area of forest from the 3rd year of planting;

iii)	The IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and soil conditions;

iv)	The estimated average standard cost per hectare includes silvicultural and forest management expenses, applied to each year of formation of the biological cycle of the forests, plus the costs of land lease agreements and the opportunity cost of owning land;

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v)	The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and

vi)	The discount rate used in cash flows is measured based on the capital structure and other economic assumptions of an independent market participant in the sale of standing wood (forests).

The table below discloses the measurement of the premises adopted:

	December 31, 2022	December 31, 2021
Planted useful area (hectare)	1,097,081	1,060,806
Mature assets	134,752	138,739
Immature assets	962,329	922,067
Average annual growth (IMA) – m3/hectare/year	37.07	37.58
Average gross sale price of eucalyptus – R$/m3	90.16	76.38
Discount rate - % (post-tax)	9.1%	8.9%

The pricing model considers the net cash flows, after the deduction of taxes on profit at the applicable rates.

The fair value adjustment justified by the combined variations of the indicators mentioned above resulted in a positive variation of R$1,199,759 recognized in other operating income (expenses), net (Note 30).

	December 31, 2022	December 31, 2021
Physical changes	(37,088)	148,190
Price	1,236,847	614,901
	1,199,759	763,091

The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.7).

The Company has no biological assets pledged for the year ended December 31, 2022 and the year ended December 31, 2021.

14.	INVESTMENTS

14.1.	Investments breakdown

	December 31, 2022	December 31, 2021
Investments in associates and joint ventures	354,200	263,965
Goodwill	233,399	231,743
Other investments evaluated at fair value through other comprehensive income - Celluforce	24,917	28,358
	612,516	524,066

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14.2.	Investments in associates and joint ventures

	Information of joint ventures as at			Company Participation
	December 31, 2022			Carrying amount		In the income (expenses) for the period
	Equity	Income (expenses) of the period	Participation equity (%)	December 31, 2022	December 31, 2021	December 30, 2022	December 30, 2021
Associate
Ensyn Corporation	4,701	(3,898)	26.59%	1,250	4,222	(1,036)	(6,332)
Spinnova Plc (1)	594,214		19.03%	113,079	125,653	2,871	(17,613)
				114,329	129,875	1,835	(23,945)

Joint ventures
Domestic (Brazil)
Ibema Companhia Brasileira de Papel	318,630	97,978	49.90%	158,996	117,439	48,891	44,026
Foreign
F&E Technologies LLC	10,461		50.00%	5,230	5,594
Woodspin Oy	151,290	(4,441)	50.00%	75,645	11,057	(2,220)	(4)
				239,871	134,090	46,671	44,022

Other movements				24,917	28,358	235,862	110,239
				24,917	28,358	235,862	110,239
				379,117	292,323	284,368	130,316

1)	The average share price quoted on the Nasdaq First North Growth Market (NFNGM) is EUR5.44 (five Euros and forty four cents) in December 31, 2022.

15.	PROPERTY, PLANT AND EQUIPMENT

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.57	5.97		16.52

Cost
Balance as at December 31, 2020	9,912,305	9,203,134	43,184,495	883,384	1,059,595	64,242,913
Additions	38,786		319,887	1,768,938	22,973	2,150,584
Write-offs (2)	(539,528)	(1,656)	(253,341)	(1,323)	(13,763)	(809,611)
Transfers and others (3)	379,539	214,340	698,591	(1,047,084)	35,796	281,182
Balance as of December 31, 2021	9,791,102	9,415,818	43,949,632	1,603,915	1,104,601	65,865,068
Additions (4)	5,089	516	381,741	11,220,806	15,832	11,623,984
Additions of merged companies (5)	3,829,344					3,829,344
Write-offs	(69,773)	(16,476)	(228,926)		(33,157)	(348,332)
Transfers and others (3)	930,646	245,017	1,057,918	(2,451,570)	194,052	(23,937)
Balance as at December 31, 2022	14,486,408	9,644,875	45,160,365	10,373,151	1,281,328	80,946,127

Depreciation
Balance as at December 31, 2020		(3,245,786)	(21,176,572)		(663,665)	(25,086,023)
Additions		(331,691)	(2,356,184)		(120,796)	(2,808,671)
Write-offs		495	186,775		11,535	198,805
Transfers		(115)	1,145		(506)	524
Balance as at December 31, 2021		(3,577,097)	(23,344,836)		(773,432)	(27,695,365)
Additions		(310,429)	(2,367,163)		(124,464)	(2,802,056)
Write-offs		5,863	170,491		29,773	206,127
Transfers		1,765	(204)		240	1,801
Balance as at December 31, 2022		(3,879,898)	(25,541,712)		(867,883)	(30,289,493)

Book value
Balance as at December 31, 2021	9,791,102	5,838,721	20,604,796	1,603,915	331,169	38,169,703
Balance as at December 31, 2022	14,486,408	5,764,977	19,618,653	10,373,151	413,445	50,656,634

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	In 2021 this included mainly the write-off of the sale of rural properties to Turvinho, the agreement for which was signed in November 2020.

3)	Includes transfers carried out between the items of property, plant and equipment, intangibles and inventory. In 2021, this includes transfers from sales of rural properties to those held for sale, as a result of the contract signed with Turvinho.

4)	The addition of work in progress refers, mainly to the Cerrado Project, of which we have the amount of R$1,832,746 as a non-cash effect in the period.

5)	Refers mainly to the acquisition of all the shares of the Parkia structure companies (Note 1.2.4) and Caravelas (Note 1.2.5).

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For the year ended December 31, 2022, the Company evaluated the business, market and climate impacts, and did not identify any trigger to perform impairment testing and to record any impairment provision for property, plant and equipment (Note 4.7).

15.1.	Items pledged as collateral

For the year ended December 31, 2022, property, plant and equipment items pledged as collateral for loan transactions and lawsuits, consisting mainly of the units of Suzano and Três Lagoas totalling R$12,773,662 (R$19,488,481 in the same units as at December 31, 2021).

15.2.	Capitalized expenses

For the year ended December 31, 2022, the Company capitalized loan costs in the amount of R$359,407 (R$18,624 as at December 31, 2021). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 12.49% p.a. (12.04% p.a. as at December 31, 2021).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful lives

	December 31, 2022	December 31, 2021
Facepa	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	3,405	3,216
	8,019,788	8,019,599

1)	Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.

Goodwill is allocated to cash-generating units as presented in Note 29.4.

The calculation of the value in use of non-financial assets is performed annually using the discounted cash flow method. In 2022, the Company used the strategic plan and the annual budget with projected increases to 2027 and the average rate in perpetuity of the cash generating units considering a nominal rate of 3.3% p.a. from this date, based on historical information for previous years, economic and financial projections from each specific market in which the Company has operations, and additionally include official information disclosed by independent institutions and government agencies.

The discount rate, after taxes, adopted by Management was 8.7% p.a., calculated based on the weighted average cost of capital (“WACC”). The assumptions in the table set forth below were also adopted:

Net average pulp price – Foreign market (US$/t)	668.6
Net average pulp price – Internal market (US$/t)	600.6
Average exchange rate (R$/US$)	5.19
Discount rate (pos-tax)	8.7	% p.a.
Discount rate (pre-tax)	12.09	% p.a

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The recoverability of property, plant and equipment was tested in 2021 and no impairment loss was identified.

16.2.	Intangible assets with limited useful lives

		December 31, 2022	December 31, 2021
Opening balance		8,014,740	8,741,949
Additions		90,499	285,278
Write-offs		(51)
Amortization		(966,796)	(973,516)
Transfers and others		34,791	(38,971)
Closing balance		7,173,183	8,014,740

	Average rate %
Represented by
Non-competition agreements	5.00 and 46.10	5,128	5,394
Port concessions (1)	4.30	554,832	199,658
Lease agreements	16.90	14,374	21,873
Supplier agreements	12.90	55,554	70,368
Port service contracts	4.20	579,289	609,283
Cultivars	14.30	61,176	81,568
Trademarks and patents	10.00	10,935	14,071
Customer portfolio	9.10	5,746,860	6,567,840
Supplier agreements	17.60	21,427	31,993
Software	20.00	113,946	121,312
Others (1)	3.72	9,662	291,380
		7,173,183	8,014,740

1)	The variation refers mainly to the commencement of operations of the Porto of Itaqui, in São Luís, Maranhão.

17.	TRADE ACCOUNTS PAYABLE

	December 31, 2022	December 31, 2021
In local currency
Related party (Note 11.1) (1)	3,776	6,288
Third party (2)(3)	4,171,988	2,677,052
In foreign currency
Third party (3)	2,030,806	605,557
	6,206,570	3,288,897

1)	The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.

2)	Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on December 31, 2022 is R$416,643 (R$180,075 at December 31, 2021).

3)	Variation refers mainly to the balance of suppliers of the Cerrado Project, of which R$625,645 in local currency and R$1,370,833 in foreign currency.

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18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
In foreign currency
BNDES	UMBNDES	5.22	11,207	14,399		11,952	11,207	26,351
Bonds	Fixed	4.99	907,059	972,053	43,218,286	46,253,007	44,125,345	47,225,060
Export credits (“export prepayments”)	LIBOR/Fixed	5.69	156,156	818,896	16,779,064	17,916,691	16,935,220	18,735,587
Assets financing	SOFR	3.76	26,755		113,217		139,972
Others			5,980	782			5,980	782
			1,107,157	1,806,130	60,110,567	64,181,650	61,217,724	65,987,780
In local currency
BNDES	TJLP	8.36	69,495	67,499	246,004	312,077	315,499	379,576
BNDES	TLP	12.01	41,640	32,854	1,775,991	703,502	1,817,631	736,356
BNDES	Fixed	4.70	18,666	24,672	4,011	22,611	22,677	47,283
BNDES	SELIC	15.24	67,115	35,086	814,320	782,685	881,435	817,771
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	12.71	1,829,966	1,561,639		1,687,560	1,829,966	3,249,199
NCE (“Export credit notes”)	CDI	12.77	76,463	39,535	1,277,616	1,276,330	1,354,079	1,315,865
NCR (“Rural producer certificates”)	CDI	12.74	13,144	7,335	274,127	273,852	287,271	281,187
Export credits (“export prepayments”)	Fixed	8.06	77,694	77,694	1,315,813	1,314,737	1,393,507	1,392,431
Debentures	CDI	14.21	33,689	21,980	5,421,113	5,418,088	5,454,802	5,440,068
Others (Working capital and Industrial Development Fund (“FDI”) and fair value adjustments to business combinations)				(18,887)				(18,887)
			2,227,872	1,849,407	11,128,995	11,791,442	13,356,867	13,640,849
			3,335,029	3,655,537	71,239,562	75,973,092	74,574,591	79,628,629

Interest on financing			1,238,623	1,204,490			1,238,623	1,204,490
Non-current funding			2,096,406	2,451,047	71,239,562	75,973,092	73,335,968	78,424,139
			3,335,029	3,655,537	71,239,562	75,973,092	74,574,591	79,628,629

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18.2.	Roll-forward of loans, financing and debentures

	December 31, 2022	December 31, 2021
Opening balance	79,628,629	72,899,882
Fundraising, net of issuance costs	1,335,715	16,991,962
Interest accrued	4,007,737	3,207,278
Early settlement premiums		260,289
Monetary and exchange rate variations, net	(3,949,020)	4,847,320
Settlement of principal	(2,517,934)	(15,469,423)
Settlement of interest	(4,019,072)	(2,953,573)
Payment of early settlement premiums		(260,289)
Amortization of fundraising costs	69,649	103,246
Others (fair value adjustments to business combinations)	18,887	1,937
Closing balance	74,574,591	79,628,629

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18.3.	Breakdown by maturity – non-current

	2024	2025	2026	2027	2028	2029 onwards	Total
In foreign currency
Bonds		1,760,338	2,711,346	3,617,556	2,569,490	32,559,556	43,218,286
Export credits (“export prepayments”)	1,971,131	5,716,280	5,043,763	4,047,890			16,779,064
Assets financing	27,608	28,541	29,495	27,573			113,217
	1,998,739	7,505,159	7,784,604	7,693,019	2,569,490	32,559,556	60,110,567
In local currency
BNDES – TJLP	47,976	98,193	85,038	7,060	3,573	4,164	246,004
BNDES – TLP	40,092	59,421	80,203	139,729	136,897	1,319,649	1,775,991
BNDES – Fixed	4,011						4,011
BNDES – SELIC	56,665	203,766	203,811	26,309	26,355	297,414	814,320
NCE (“Export credit notes”)		640,800	636,816				1,277,616
NCR (“Rural producer certificates”)		137,500	136,627				274,127
Export credits (“export prepayments”)	1,315,813						1,315,813
Debentures		2,340,550	2,332,422		748,141		5,421,113
	1,464,557	3,480,230	3,474,917	173,098	914,966	1,621,227	11,128,995
	3,463,296	10,985,389	11,259,521	7,866,117	3,484,456	34,180,783	71,239,562

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18.4.	Breakdown by currency

	December 31, 2022	December 31, 2021
Brazilian Reais	13,347,244	13,629,978
US Dollars	61,216,140	65,972,300
Currency basket	11,207	26,351
	74,574,591	79,628,629

18.5.	Fundraising costs

The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
			December 31,	December 31,
Type	Cost	Amortization	2022	2021
Bonds	434,970	224,148	210,822	261,006
CRA and NCE	125,222	114,384	10,838	21,606
Export credits (“export prepayments”)	191,710	116,190	75,520	110,817
Debentures	24,467	14,483	9,984	13,012
BNDES	63,588	51,572	12,016	13,473
Others	18,147	17,274	873	1,148
	858,104	538,051	320,053	421,062

18.6.	Relevant transactions entered into during the year

18.6.1.	BNDES

On March 29, 2022, the Company raised from BNDES the amount of R$243,000 indexed to the interest rate Long-Term Rate ("TLP"), plus fixed interest of 2.33% p.a., with a 2 (two) year grace period for the principal and maturity in May 2036. The funds were allocated to projects in the industrial area.

On September 29, 2022, the Company raised from BNDES the amount of R$50,000 indexed to the Long-Term Rate ("TLP"), plus fixed interest of 1.77% p.a., with a 7 (seven) year grace period for the principal, and maturity in November 2034. The funds were allocated to projects in the forestry area.

On November 29, 2022, the Company raised from BNDES the amount of R$400,000 indexed to the Long-Term Rate (“TLP”), plus fixed interest of 1.75% p.a., with a 2 (two) year grace period for the principal, and maturity in October 2042. The funds were allocated to projects in the industrial area.

On December 27, 2022, the Company raised from BNDES the amount of R$400,000 indexed to the Long Term Rate (“TLP”), plus fixed interest of 1.65% p.a., with 7 (seven) years principal grace period and maturity in December 2037. The funds were allocated to projects in the forestry area.

18.6.2.	Export Credit Supported Facility

On November 1st, 2022, the Company obtained a new credit line (Export Credit Supported Facility) which will be financed by Finnish Export Credit - FEC and guaranteed by Finnvera, the Finnish export credit agency, in an amount of up to US$800,000 or the equivalent in Euros in the date the credit will be used. The financial cost of the new line of credit is 4.63% p.a., with a total amortization term of ten (10) years, starting in 2025. The funds will be allocated to Cerrado Project. As of December 31, 2022, the line was available but was not used.

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18.6.3.	International Finance Corporation (IFC) A&B Loan – Sustainability Linked Loan (“SLL”)

On December 22, 2022, the Company obtained a new credit line (“A&B loan”) which will be financed by International Finance Corporation (IFC) and a syndicate of commercial banks, in a total amount of US$600,000.

The credit line is composed by the following tranches: (i) “A-loan”, of US$250,000, funded by IFC, at the cost of Term SOFR + 1.80% p.a. and an eight-year tenor, with a six-year grace period for the principal amount; and (ii) “B-Loan”, a syndicated loan of US$350,000 at the cost of Term SOFR + 1.60% p.a. and a seven-year tenor, with a five-year grace period for the principal amount. As of December 31, 2022, the line was available but was not used.

The new credit facility has sustainability key performance indicators (KPIs) linked to the following goals: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the representativeness of women in leadership positions in the Company. The funds will be allocated to Cerrado Project.

18.7.	Relevant transactions settled in the year

18.7.1.	CRA settlement

On January 14, 2022, the Company settled a CRA contract in the amount of R$761,572 (principal and interest) with original maturity in January 2022 at a cost of 99% p.a. of the Interbank Deposit (“DI”) rate.

On September 21, 2022, the Company settled a CRA contract, in the amount of R$803,385 (principal and interest), with original maturity in September 2022 and at a cost of 97% p.a. of the DI rate.

18.7.2.	Export Prepayment Agreements (“EPP”)

On December 19, 2022, the Company, through its subsidiary Suzano Pulp and Paper Europe S.A., settled the export prepayment agreement in the amount of US$140,971 (principal and interest), with original maturity in December 2022 and at the cost of 1.35% p.a.

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.

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19.	LEASES

19.1.	Right of use

The balances rolled forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balance as at December 31, 2020	2,288,061	85,265	90,984	1,877,319	2,449	4,344,078
Additions/updates	885,272	20,646	52,140	1,861	4,600	964,519
Depreciation (1)	(304,922)	(19,447)	(54,714)	(125,190)	(4,319)	(508,592)
Write-offs (2)				(5,982)		(5,982)
Balance as at December 31, 2021	2,868,411	86,464	88,410	1,748,008	2,730	4,794,023
Additions/updates	849,996	66,821	61,647		4,216	982,680
Depreciation (1)	(360,225)	(40,732)	(64,301)	(124,890)	(2,303)	(592,451)
Write-offs (2)	(75,026)					(75,026)
Balance as at December 31, 2022	3,283,156	112,553	85,756	1,623,118	4,643	5,109,226

1)	The amount of depreciation related to land is reclassified to biological assets to make up the formation costs.

2)	Write-off due to cancellation of contracts.

For the year ended December 31, 2022, the Company does not have commitments to lease agreements not yet in force.

19.2.	Lease liabilities

The balance of lease payables for the year ended December 31, 2022, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.37	September/2049	3,512,006
Machinery and equipment	11.22	April/2035	184,861
Buildings	10.38	May/2031	78,541
Ships and boats	11.39	February/2039	2,402,672
Vehicles	10.04	October/2023	4,450
			6,182,530

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

The Company had subleasing transactions involving 2 (two) ships, in force since February 8, 2021, which ended in January 2022, and a second transaction starting on May 11, 2021, which ended in May 2022. There will be no renewal of any of the transactions.

The balances rolled forward are set out below:

	December 31, 2022	December 31, 2021
Opening balance	5,893,194	5,191,760
Additions	982,680	964,519
Write-offs (2)	(75,026)	(5,982)
Payments	(1,044,119)	(1,012,137)
Accrual of financial charges (1)	612,042	560,619
Exchange rate variations	(186,241)	194,415
Closing balance	6,182,530	5,893,194

Current	672,174	623,282
Non-current	5,510,356	5,269,912

1)	On December 31, 2022, the amount of R$178,429 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$132,685 as of December 31, 2021).

2)	Write-off due to cancellation of contracts.

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The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Amounts recognized in the statement of income for the year

The amounts recognized are set out below:

	December 31, 2022	December 31, 2021
Expenses relating to short-term assets	6,836	5,239
Expenses relating to low-value assets	1,580	3,413
	8,416	8,652

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate risks.

The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.

The Company’s Management believes that, based on the situation at the base date of these consolidated financial statements, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are adequate to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

	December 31, 2022
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	477,096	178,925	82,592	2,694,541	3,433,154
Payments	(14,948)	(44,516)	(20,497)		(79,961)
Write-off	(71,446)	(53,211)	(15,577)	(48,836)	(189,070)
Additions	14,036	157,562	56,834		228,432
Monetary adjustment	15,177	17,045	15,377		47,599
Provision balance	419,915	255,805	118,729	2,645,705	3,440,154
Judicial deposits	(149,951)	(12,270)	(21,623)		(183,844)
Provision balance at the end of the year	269,964	243,535	97,106	2,645,705	3,256,310

1)	Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,448,564 and civil lawsuits in the amount of R$197,141, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations.

2)	Reversal due to a change in likelihood and/or due to settlement.

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	December 31, 2021
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	476,070	217,180	50,368	2,709,253	3,452,871
Payments	(21,155)	(37,368)	(49,519)		(108,042)
Write-offs	(5,807)	(105,366)	(9,249)	(14,712)	(135,134)
Additions	17,718	88,777	79,245		185,740
Monetary adjustment s	10,270	15,702	11,747		37,719
Provision balance	477,096	178,925	82,592	2,694,541	3,433,154
Judicial deposits	(135,590)	(45,302)	(19,650)		(200,542)
Provision balance at the end of the year	341,506	133,623	62,942	2,694,541	3,232,612

1)	Amounts arising from tax lawsuits with a possible or remote probability of loss, in the amount of R$2,496,358 and civil lawsuits in the amount of R$198,183, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations.

2)	Reversal due to a change in likelihood and/or due to settlement.

20.1.1.	Tax and social security

For the year ended December 31, 2022, the Company has 31 (thirty-one) (50 (fifty) as at December 31, 2021) administrative and judicial lawsuits of a tax or social security nature in which the disputed matters related to Income Tax (“IRPJ”), Social Contribution (“CSLL”), Social Integration Program (“PIS”), Social Security Funding Contribution (“COFINS”), Social Security Contribution, or Tax on Sales and Services (“ICMS”), among others, with amounts provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.

20.1.2.	Labor

For the year ended December 31, 2022, the Company has 1,117 (one thousand, one hundred and seventeen)(987 (nine hundred eighty-seven) as at December 31, 2021) labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil, environment and real estate

For the year ended December 31, 2022, the Company has 66 (sixty-six) (57 (fifty-seven) as at December 31, 2021) civil, environmental and real estate lawsuits.

Civil, environment and real estate proceedings are related primarily to the payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

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20.2.	Contingencies with possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	December 31, 2022	December 31, 2021
Taxes and social security (1)	8,201,246	7,539,938
Labor	321,428	211,767
Civil and environmental (1)	4,414,877	3,691,778
	12,937,551	11,443,483

1)	The amounts above do not include the fair value adjustments allocated to probable contingencies representing R$2,614,518 (R$2,515,486 as t December 31, 2021), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations, as presented in Note 20.1.1. above.

20.2.1.	Tax and social securities

For the year ended December 31, 2022, the Company has 766 (seven hundred and sixty-six) (766 (seven hundred and sixty-six) as at December 31, 2021) tax proceedings whose likelihood of loss is considered possible, in the total amount of R$8,201,246 (R$7,539,938 as at December 31, 2021) for which no provision was recorded.

The other tax and social security lawsuits refer to various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, Withholding Income Tax ("IRRF"), PIS and COFINS, mainly due to differences of interpretation regarding the applicable tax rules and information provided in the accessory obligations.

The most relevant tax cases are set forth below:

(i)	Income tax assessment - IRPJ/CSLL - Swaps of industrial and forestry assets: in December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, the closing date of the transaction, when the Company executed an agreement with International Paper regarding a swap of industrial and forestry assets.

On January 19, 2016, the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais – “CARF”) rejected, as per the casting vote of the CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and, due to the impossibility of a new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The lawsuit was judged in a favorable manner to the Company's interests and the appeal of the National Treasury is currently awaiting judgment at the lower court. We maintain our position of not constituting provisions for contingencies, based on the opinion of the Company and its external legal advisors that the probability of loss in this case is possible. In the year ended December 31, 2022 the amount is R$2,505,970 (R$2,351,673 as at December 31, 2021).

(ii)	Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses – 2010. In December 2015, the Company received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by the Company in the calculation of the income tax expense. We presented administrative appeals within the legal period, which were judged partially valid. The decision was subject to a voluntary recourse, presented by the Company in November 2017. The judgment was converted into a due diligence, and currently, the Company is waiting for the completion of the due diligence. In the year ended December 31, 2022 the amount is R$777,362 (R$728,567 as at December 31, 2021).

(iii)	IRPJ/CSLL - partial approval: the Company requested approval to offset tax losses for the year 1997 with amounts owed to the tax authorities. The authorities approved in March 2009, only R$83,000, which generated a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision from CARF in August 2019, which granted the Voluntary Appeal filed by the Company. For the remaining credit, the Company has appealed the rejection of the tax credits and obtained a partially favorable decision, and the final decision is currently under discussion in the judicial level. Shortly afterwards, an appeal was filed, which was judged in session, determining the conversion of the done in diligence. In the year ended December 31, 2022, the amount is R$111,775 (R$106,811 as at December 31, 2021).

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(iv)	Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): in 2002 the Company’s request was granted by the Brazilian Federal Revenue Service (“Receita Federal do Brasil”) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions were approved by SUDENE.

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (“SUDENE”), who reported that the right to use the benefit previously granted was unfounded and would be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the tax incentive mounts claimed, plus interest. After administrative discussions, the assessment notice was partially upheld, and recognized the Company’s right to the tax incentive through 2003.

The Company's Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not be upheld, either with respect to the benefits already used, or with respect to benefits not used until the final relevant periods.

The contingency is being discussed in the judicial sphere, where the final judgment of the Amendment of Judgment filed by the Company presented after an unfavorable lower court decision. In the year ended December 31, 2022 the amount is R$136,733 (R$129,701 as at December 31, 2021).

(v)	PIS/COFINS – Goods and services – 2009 to 2011: in December 2013, the Company was assessed by the Brazilian Federal Revenue Service demanding the collection of PIS and COFINS credits which were disallowed because they are not allegedly linked to its operating activities. In the first instance, the objection filed by the Company was dismissed. After the Voluntary Appeal was filed, it was partially obtained in April 2016. Following this decision, the National Treasury filed a Special Appeal to the Superior Chamber, which is still pending judgment and the Company filed a Statement of Appeal, which was partially accepted. The updated amount involved up to December 31, 2022 is R$180,219 (R$169,784 as at December 31, 2021).

(vi)	Offsetting - IRRF - period 2000: the Company filed a lawsuit for the offsetting of IRRF credits measured in the year ended December 31, 2000, with debts owed to the Brazilian Federal Revenue Service. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. Following this decision, the Company filed a Voluntary Appeal with CARF, and the judgment was converted into a diligence. Currently, we are waiting for the start of the due diligence. In the year ended December 31, 2022 the amount involved is R$116,105 (R$111,437 as at December 31, 2021).

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(vii)	Tax Assessment - Corporate Income Tax and Social Contribution: on October 5, 2020, the Company was notified of the tax assessment issued by the Brazilian Internal Revenue Service claiming the payment of Corporate Income Tax and Social Contribution, resulting from the remeasurement of the profit of its subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. Besides the Company, the Statutory Executive Officers (“Officers”) of Suzano Trading were also included as co-defendants. The Company, based on the opinion of its legal advisors, considered the risk of loss as possible with reference to the Company and, with reference to the Officers, also possible but with a higher chance of winning (possible to remote). The Company presented the administrative defense and, currently, through Resolution No.104000033, the judgment was converted into a diligence, which is awaiting the beginning. In the year ended December 31, 2022 the amount involved is R$516,433 (R$470,119 as at December 31, 2021).

(viii)	Tax assessment - taxation on a universal basis - year 2015: on November 3, 2020, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax for the calendar year 2015, due to the failure to include in the calculation the taxable income and social contribution the profits earned by the subsidiaries abroad. The Company, based on the legal advisors, considered the risk of loss as possible. The Company presented the administrative defense. At the lower court, the objection filed by the Company was partially upheld. Thus, in view of the decision, a Voluntary Appeal was filed, which is currently pending judgment. In the year ended December 31, 2022 the amount is R$163,059 (R$149,486 as at December 31, 2021).

20.2.2.	Labor

On December 31, 2022, the Company was a defendant in 1,248 (one thousand, two hundred and forty-eight) labor lawsuits, totaling R$321,428 (1,462 (one thousand, four hundred and sixty-two) labor lawsuits, totaling R$211,767 as at December 31, 2021).

The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.

20.2.3.	Civil and environmental

On December 31, 2022, the Company is a defendant in approximately 221 (two hundred and twenty-one) civil, environmental and real estate lawsuits, totaling R$4,414,877 (205 (two hundred and five) lawsuits totaling R$3,691,778 as at December 31, 2021).

In general, the civil and environmental proceedings in which the Company, including its subsidiaries, is a defendant, are mainly related to discussions regarding eligibility for environmental licenses, repair of environmental damage, matters relating to indemnities, including those arising from discussions about contractual obligations, precautionary measures, possessory actions, damage repair and revision actions, actions aimed at the recovery of credits (collection actions, monitoring, execution, credit qualifications related to bankruptcy and judicial recovery), actions of social movements interest, such as landless workers, quilombola communities, indigenous people and fishers, and actions resulting from traffic accidents. The Company has a general civil liability insurance policy that aims to cover, within the limits contracted in the policy, any legal convictions arising from damages to third parties (including employees).

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The most relevant civil cases are set forth below:

(i)	We are involved in 2 (two) Public Civil Claims (“Ação Civil Pública”) filed by the Federal Public Prosecution Office, requesting: (i) a preliminary injunction to prohibit the Company’s trucks from transporting wood in federal highways above legal weight restrictions; (ii) an increase in the fines for cases of overweight loads; and (iii) compensation for damages allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of the Claims was ruled partially against the Company. Suzano presented an appeal to the Court of Appeals, requesting interim relief to stay the effects of such ruling until a final decision is reached. The other ACP was dismissed and an appeal is pending. In September 2021, both were suspended by decision of the STJ to evaluate the points of discussion in the form of a repetitive appeal. Not yet scheduled for judgment.

(ii)	The Company also sued a competitor from the midwest region due to the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the merged subsidiary Fibria. The prohibition against the cultivation of this biological asset by the competitor is protected by an injunction still in force, which was confirmed in a sentence favorable to the Company, and, currently, the procedure for liquidating the sentence by the Company has been initiated. It should be noted that, even before the said sentence, the competitor handled an action to cancel the registration of the cultivar, but, so far, there has been no decision in this process capable of restricting the Company's right.

(iii)	In November 2020, a maritime logistics provider initiated an arbitration proceeding against the Company following the early termination of the contract. The counterparty pleads the execution of a put option clause (imposing the ownership and acquisition of barges) supposedly provided for in the contract as a penalty for early termination, as well as for the payment of alleged losses and damages suffered as a result of the termination. Suzano, in turn, claims that the put option is not due and, even if it had been due, the put option clause is abusive within the economic relationship under the contract. At the moment, we are awaiting judgment on the requests for clarification made by the parties.

(iv)	The Company is still a defendant in 2 (“two”) ACPs, filed in 2015 by the Federal Public Ministry (“MPF”) and the National Institute for Colonization and Agricultural Reform (“INCRA”) against the merged subsidiary Fibria, from the State of Espírito Santo and BNDES, aiming at nullifying some property titles granted by the State to the Company in the municipalities of Conceição da Barra and São Mateus. The decisions, issued by the judge of the 1st instance of Federal Justice, declare the these titles invalid and demanded the return of these properties to the State. The decisions rendered are not final, and the Company has filed appropriate appeals for the reversal of this decision in the 2nd instance. It is important to highlight that the properties whose titles were discussed in the ACPs add up to a total of approximately 10,500 hectares, and of this total, according to Suzano's best information, only approximately 4,000 hectares are included in the demarcation procedures initiated by INCRA in favor of quilombola communities in the region. None of these demarcation procedures has been finalized. Suzano is the legitimate owner of the properties under discussion, and will continue to discuss the matter in court, in order to prove in court the legality of the acquisitions made at the time of acquisition.

(v)	Among the environmental lawsuits, 1 (“one”) ACPs filed by the MPF in the northeast region of Brazil stand out, challenging the jurisdiction of the state environmental agency to grant environmental licenses. The MPF alleges that the environmental licensing procedures related to our industrial plant in the state of Maranhão must be carried out by the Federal Environment Agency (“IBAMA”). The risks involved are delays to the Company’s planting schedule, and the suspension of activities at the Maranhão industrial unit until a new license is issued. We believe that there are good chances of defense in this case, since IBAMA does not recognize that it has the competence to execute the licensing process, and there is no clear legal basis to support such jurisdiction.

(vi)	In addition, the Company are involved in 1 (“one”) ACP filed by the MPF regarding the negative impacts of operations in the Baixo Parnaíba Region. The MPF claims that the occupation of these areas caused socio-environmental impacts in eastern Maranhão. Currently, the action is in the preparatory phase, with the beginning of the expert procedures. The Company believes that there is a remote chance of loss in this case, since the report used to support the requests was made unilaterally, and will be questioned during the expert investigation.

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20.3.	Contingent assets

20.3.1.	SELIC update on undue tax

In September 2021, the STF held, by a majority of votes, that the Federal Government cannot charge IRPJ and CSLL on amounts referring to the SELIC rate received due to the repetition of undue tax. However, this judgment has not been definitively concluded, but given final and unappealable decision, the Company, together with its advisors, understands that, in principle, there is no possibility of reversing the decision on the merits. The Company carried out a survey of the credits referring to IRPJ and CSLL to be recovered, and, in view of the immateriality of the amounts to date, it understands the continuity of the survey by external advisors to ensure the proper recording of the assets in a timely manner.

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plans and defined benefit plans, such as medical assistance and life insurance, as set forth below:

21.1.	Pension plan

The Company has current supplementary retirement plans, as disclosed below.

21.1.1.	Pension plan – Suzano Prev

In 2005, the Company established the Suzano Prev pension plan, managed by BrasilPrev, an open private pension entity, which serves the employees of Suzano Group Companies, in the form of a defined contribution plan.

Under the terms of the benefit plan agreement, for employees who have a salary above 10 Suzano reference units (“URS”), in addition to the 0.5% contribution, the contributions of the company follow the employees' contributions, and affect the portion of the salary that exceeds 10 URS, which can vary between 1% and 6% of the nominal salary. This plan is called Basic Contribution 1.

The Company's contributions to the employees are 0.5% of the nominal salary that does not exceed 10 URS, even though there is no contribution by the employees. This plan is called Basic Contribution 2.

From August 2020, employees who have a salary lower than 10 URS will be able to invest 0.5 or 1.0% of their nominal salary, and the Company will monitor the employee's contributions. The employee can choose to invest up to 12% of their salary in the Suzano Prev pension plan, and the excess of Basic Contribution 1 or 2 may be invested in the supplementary contribution, where there is no counter-entry from the Company, and the employee must consider the two contributions within the limit of 12% of the salary.

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Access to the balance constituted by the Company's contributions only occurs upon dismissal, and is directly related to the length of the employment relationship.

Contributions made by the Company for the year ended December 31, 2022 totaled R$15,248 recognized under employee benefits (R$13,993 as of December 31, 2021, including the balance from Fundação Senador José Ermírio de Moraes – Funsejem, terminated in July 2020).

21.2.	Defined benefits plan

The Company offers the following post-employment benefits in addition to the pension plans, which are measured based on actuarial calculations and recognized in the financial statement, as detailed below.

21.2.1.	Medical assistance

The Company guarantees healthcare program cost coverage for a group of former employees who retired up to 2007, as well as their spouses for life and underage dependents.

For other groups of former employees, who exceptionally, according to the Company’s criteria and resolutions or based on rights related to compliance with pertinent legislation, the Company ensures the healthcare program.

The main actuarial risks related are: (i) lower interest rates; (ii) longer than expected mortality tables; (iii) higher than expected turnover; and (iv) higher than expected growth in medical costs.

21.2.2.	Life insurance

The Company offers the life insurance benefit to the group of former employees who retired up to 2005 at the Suzano and São Paulo administrative offices, and did not opt for the supplementary retirement plan.

The main actuarial risks are: (i) lower interest rates; and (ii) higher than expected mortality.

21.2.3.	Roll-forward of actuarial liability

The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	December 31, 2022	December 31, 2021
Opening balance	675,158	785,045
Interest on actuarial liabilities	59,258	55,849
Actuarial loss (gain)	12,231	(119,642)
Exchange rate variations	(577)	37
Benefits paid	(54,646)	(46,131)
Closing balance	691,424	675,158

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21.2.4.	Economic actuarial assumptions and biometric data

The main economic actuarial assumptions and biometric data used in the actuarial calculations are set forth below:

	December 31, 2022	December 31, 2021
Economic
Nominal discount rate – medical assistance and life insurance	10.07% p.a.	8.92% p.a.
Medical cost growth rate	6.86% p.a.	3.25% p.a.
Nominal inflation	3.50% p.a.	3.25% p.a.
Aging factor	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.
Biometric
Table of general mortality	AT-2000	AT-2000
Table of mortality of disabled persons	IAPB 57	IAPB 57
Turnover	1.00% p.a.	1.00% p.a.
Other
Retirement age	65 years	65 years
Family composition	Men 4 years + old and 90% married	Men 4 years + old and 90% married
Permanency in the plan	100%	100%

21.2.5.	Sensitivity analysis

The sensitivity analysis regarding the relevant assumptions of the plans as at December 31, 2022 is as set out below:

Discount rate		Medical costs growth rate
0.50%	33,995	1.00%	69,755

21.2.6.	Forecast amounts and average duration of payments of obligations

The expected benefit payments for future years (ten years), from the obligation of benefits granted and the average duration of the plan obligations are as set forth below:

Payments	Medical assistance and life insurance
2023	44,330
2024	47,488
2025	50,675
2026	54,003
2027	57,340
2028 to 2032	336,825

22.	SHARE-BASED COMPENSATION PLAN

For the year ended December 31, 2022, the Company has 3 (three) share-based, long-term compensation plans: (i) Phantom stock option plan (“PS”); (ii) Share Appreciation Rights (“SAR”), both settled in local currency; and (iii) restricted shares, settled in shares.

The characteristics and measurement method of each plan are disclosed below.

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22.1.	Long term compensation plans (“PS and SAR”)

Certain executives and key members of Management have a long-term compensation plan linked to the share price, with payment in cash.

Throughout 2020, the Company granted the SAR and PLUS (Share Appreciation Rights) (“SAR”) plans of phantom stock options.

Under the PS plan, the beneficiary does not make any investments, and under the SAR plan, the beneficiaries should invest 5% of the total amount corresponding to the number of options on phantom shares at the grant date, and 20% after 3 (three) years to acquire the option. The Company also granted long-term incentive plans to its key members as part of its retention policy.

The vesting period of options may vary from 3 (three) to 5 (five) years, as of the grant date, in accordance with the characteristics of each plan.

The share price is calculated based on the average share quote for the 90 previous trading sessions, starting from the closing quote on the last business day of the month prior to the month of the grant. The installments of these programs will be adjusted by the variation in the prices on the SUZB3 at B3, between the granting and the payment period. On dates when the SUZB3 shares are not traded, the quote of the previous trading session will be considered.

The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination by the employee, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.

The roll-forward arrangements are set out below:

	December 31, 2022	December 31, 2021	December 31, 2020

	Number of shares
Opening balance	5,415,754	5,772,356	5,996,437
Granted during of the year	4,152,200	1,906,343	1,770,384
Exercised (1)	(1,474,506)	(1,860,334)	(1,789,413)
Exercised due to resignation (1)	(175,552)	(86,196)	(21,253)
Abandoned/cancelled due to resignation	(334,711)	(316,415)	(183,799)
Closing balance	7,583,185	5,415,754	5,772,356

1)	The average price of the share options exercised and exercised due to termination of employment, for the year ended December 31, 2022 was R$48.79 (forty eight Reais and seventy nine cents) ((R$60.30 (sixty Brazilian Reais and thirty cents) as at December 31, 2021).

On December 31, 2022, the consolidated outstanding phantom shares option plans are as set out below:

December 31, 2022
Plan	Grant date	Exercise date	Fair value on grant date (1)	Quantity of outstanding options granted
Deferral 2018	03/01/2019	03/01/2023	R$ 41.10	74,101
Deferral 2020	03/01/2021	03/01/2024	R$ 57.88	280,408
Deferral 2020	03/01/2021	03/03/2025	R$ 57.88	280,408
Deferral 2021 36	03/01/2022	03/01/2025	R$ 56.52	675,021
Deferral 2021 48	03/01/2022	03/01/2026	R$ 56.52	164,951
ILP - Retention 2020 - 36 Oct	10/01/2020	10/01/2023	R$ 38.79	33,289
ILP - Retention 2021 - 36 Oct	10/01/2021	10/01/2024	R$ 58.05	2,524
ILP 2019 – 48 H	03/25/2019	03/25/2024	R$ 42.19	7,857
ILP 2019 - 48 Oct	10/01/2019	10/01/2023	R$ 31.75	12,258
ILP 2020 - 36 Apr	04/01/2020	04/01/2023	R$ 38.50	46,531
ILP 2020- 48 Condition A	05/01/2020	04/30/2024	R$ 38.34	623,380
ILP 2020- 48 Condition B	05/01/2020	04/30/2024	R$ 38.34	133,581
ILP 2020- 48 Condition C	05/01/2020	04/30/2024	R$ 38.34	133,581
ILP 2021 - 24	03/01/2021	03/01/2023	R$ 56.10	6,285
ILP 2021 - 36	03/01/2021	03/01/2024	R$ 56.10	6,285
ILP 2021 - Apr.23_24	12/16/2021	04/03/2023	R$ 54.81	10,511
ILP 2021 - Apr.23_24	12/16/2021	04/01/2024	R$ 54.81	10,511
ILP 2021 – 24 May	05/01/2021	05/01/2023	R$ 67.91	654
ILP 2021 36 - Apr	04/01/2021	04/01/2024	R$ 64.12	220,007
ILP 2021 -36 May	05/01/2021	05/01/2024	R$ 67.91	1,177
ILP 2021 - 48	04/01/2021	04/01/2025	R$ 64.12	220,007
ILP Hiring/Retention Bonus 2020 - 36 Oct	10/01/2020	10/01/2023	R$ 43.14	7,285
ILP Retention 2020 - Premium	10/01/2020	10/01/2023	R$ 43.14	4,796
ILP Retention 2021 - August	08/02/2021	08/01/2024	R$ 63.73	3,969
ILP Retention 2021 - July	07/01/2021	07/01/2024	R$ 67.72	8,516
PLUS 2019	04/01/2019	04/01/2024	R$ 42.81	5,705
SAR 2018	04/02/2018	04/02/2023	R$ 21.45	4,511
SAR 2019	04/01/2019	04/01/2024	R$ 42.81	153,725
SAR 2020	04/01/2020	04/01/2025	R$ 38.50	661,714
SAR 2021	04/01/2021	04/01/2026	R$ 64.12	747,249
SAR 2022	04/01/2022	04/01/2027	R$ 58.64	1,775,750
ILP Retention 2022	01/17/2022	01/17/2025	R$ 55.18	22,700
ILP Retention 2022	01/17/2022	01/17/2026	R$ 55.18	22,700
ILP Retention 2022	01/17/2022	01/17/2027	R$ 55.18	22,699
ILP Retention 2022	04/01/2022	04/01/2025	R$ 58.64	29,490
ILP Retention 2022	04/01/2022	04/01/2024	R$ 58.64	13,238
ILP Retention 2022	06/02/2022	06/02/2023	R$ 55.43	1,866
ILP Retention 2022	06/02/2022	06/02/2024	R$ 55.43	1,866
ILP Retention 2022	06/02/2022	06/02/2025	R$ 55.43	1,923
ILP Retention 2022	08/01/2022	08/01/2025	R$ 51.00	3,832
ILP Retention 2022	10/01/2022	04/01/2026	R$ 47.71	148,687
ILP Retention 2022	10/01/2022	04/01/2027	R$ 47.71	43,918
ILP Retention 2022 - Executive	04/01/2022	04/01/2025	R$ 58.64	953,719
				7,583,185

(1)	Amounts expressed in Reais.

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22.2.	Restricted shares plan

The Company also offers a Restricted Shares plan based on the Company's performance (“Restricted Shares Program ”). The plan associates the quantity of restricted shares granted to the Company's performance, which in 2021 was linked to the operating cash generation target and ESG. The quantity of the restricted stock granted is defined in financial terms, and is subsequently converted into shares based on the last 60 (sixty) stock exchange trading days on December 31, 2022 of SUZB3 at B3.

After the measurement of the target, which takes place 12 months after the execution of the contract, the restricted shares will be granted immediately (conditional on the achievement of the established goals), as they not have to comply with the vesting period. However, the beneficiaries of the grant must comply with the lockup period of thirty-six (36) months during which they will not be able to sell the shares.

In the event that the beneficiaries leave the Company before the end of the fiscal year for the measurement of operating cash generation, they will lose the right to the grant of restricted shares.

The position is set forth below:

Program	Date of execution of the contract	Grant date	Price on grant date	Shares Granted	Restricted year for transfer of shares
2020	01/02/2020	01/02/2021	R$51.70	106,601	01/02/2024
2021	01/02/2021	01/02/2022	R$53.81	108,010	01/02/2025
2022	01/02/2022	02/01/2023	R$52.00	102,600	01/02/2026
				317,211

On March 31, 2022, the 2018 Program had its lockup period concluded and, therefore, the grant of 130,435 shares was carried out in exchange for treasury shares (Note 25.5).

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22.3.	Measurement assumptions

In the case of the phantom shares plan since the settlement takes place in cash, the fair value of the options is remeasured at the end of each period based on the Monte Carlo Method (“MMC”), which is multiplied by the Total Shareholder Return (“TSR”) during the period, which varies between 75% and 125%, depending on the performance of SUZB3 in relation to its peers in Brazil.

The restricted stock plan considers the following assumptions:

(i)	The expectation of volatility was calculated for each exercise date, considering the remaining time to complete the vesting year, as well as the historical volatility of returns, using the GARCH model for calculating volatility;

(ii)	The expected average life of phantom stocks and stock options was defined by the remaining term to the limit exercise date;

(iii)	The expected dividends were defined based on the historical earnings per share of Suzano; and

(iv)	The risk-free weighted average interest rate used was the Brazilian Reais yield curve (DI expectation) observed on the open market, which is the best comparison basis for the Brazilian market risk-free interest rate. The rate used for each exercise date changes according to the vesting year.

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2020
Non-current liabilities
Provision for phantom stock plan	162,117	166,998	(75,542)	(94,897)	(151,985)
Equity
Stock options granted	20,790	15,455	(5,335)	(4,843)	(4,633)
Shares granted	(2,365)		2,365
	18,425	15,455	(2,970)	(4,843)	(4,633)
			(78,512)	(99,740)	(156,618)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND ASSOCIATES

	December 31, 2022	December 31, 2021
Assets acquisitions
Vitex/Parkia (1)	1,758,365
	1,758,365
Business combinations
Facepa (2)	42,655	40,863
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	261,302	365,089
	303,957	405,952
	2,062,322	405,952

Current	1,856,763	99,040
Non-current	205,559	306,912

1)	On April 28, 2022, the Company acquired all the shares of the Parkia structure companies, in the amount of US$667 million (equivalent to R$3,444,255 on the date of execution of the agreement), upon the payment of US$330 million (equivalent to R$1,704,054 on the date of the transaction), with the remainder to be paid on June 22, 2023 (Note 1.2.4). The price adjustment payment of R$18,726 was recognized and paid in August 2022.

2)	Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturities in March 2023 and March 2028.

3)	On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, for a total amount of R$528,941 upon the payment of R$44,998, and the remainder with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US Dollar exchange rate, and partially updated by the IPCA.

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24.	LONG-TERM COMMITMENTS

The Company entered into long-term take-or-pay agreements with chemicals, transportation and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of defaults on certain essential obligations. Generally, the Company purchases the minimum amounts agreed under the agreements, and hence there is no liability recorded in the amount that is recognized each month. The total contractual obligations assumed at December 31, 2022 were equivalent to R$14,875,422 per year (R$13,488,327 at December 31, 2021).

25.	SHAREHOLDERS’ EQUITY

25.1	Share capital

On December 31, 2022, Suzano’s share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering are R$33,735, totaling a net share capital of R$9,235,546. The breakdown of the share capital is as set out below:

	December 31, 2022		December 31, 2021
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01	367,612,329	27.01
Controller	195,064,797	14.33	194,809,797	14.31
Managements and related persons	34,102,309	2.51	33,800,534	2.48
Alden Fundo de Investimento em Ações	26,154,744	1.91	26,154,744	1.92
	622,934,179	45.76	622,377,404	45.72
Treasury (Note 25.5)	51,911,569	3.81	12,042,004	0.88
Other shareholders	686,417,836	50.43	726,844,176	53.40
	1,361,263,584	100.00	1,361,263,584	100.00

By a resolution of the Board of Directors, the share capital may be increased, irrespective of any amendments to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the year ended December 31, 2022, SUZB3 common shares ended the period quoted at R$48.24 (forty-eight Reais and twenty-four cents) (R$60.11 (sixty Brazilian Reais and eleven cents)) on December 31, 2021).

25.2	Dividends and reserve calculations

The Company´s bylaws establishes that the minimum annual dividend shall be the lower of:

(i)	25% of the adjusted net income for the year pursuant to Article 202 of Brazilian Law No. 6,404/76; or

(ii)	10% of the Company's consolidated operating cash generation for the year.

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In the year ended December 31, 2021, based on the criteria defined in the bylaws, mandatory minimum dividends were determined in accordance with item (ii) above, as well as the reserves, as set forth below:

December, 31 2022
Accounting EBITDA	29,630,671
Non-recurring and/or non-cash items	(1,435,769)
Adjusted EBTIDA	28,194,902
Capex Maintenance (Sustain)	(5,631,234)
GCO = Adjusted EBTIDA - Capex Maintenance	22,563,668

Dividends (10%) - Art. 26, "c" of the Bylaws (iii)	2,256,367
Advance/interim dividends (i)	2,350,000
Additional dividends (ii)	(93,633)

(i)	On December 2, 2022, through a notice to shareholders, the distribution of interim dividends by the Company was approved, in the amount of R$2,350,000, at the rate of R$1.794780909 per share, considering the number of shares " ex-treasury”, related to net income calculated in 2022. The payment of interim dividends was made on December 27, 2022, in Reais.

(ii)	The early payment of dividends related to 2022, in the amount of R$2,350,000, was imputed to the mandatory minimum dividends determined at the end of the year, in the amount of R$2,256,367, and includes the proposed additional dividend of R$93,633.

As disclosed in Note 1.2.2, on January 7, 2022 the Company approved the payment of interim dividends in the amount of R$1,000,000, paid on January 27, 2022, which were attributed to the mandatory minimum dividend for the year ended December 31, 2021.

As disclosed in Note 1.2.3, the Company approved on April 26, 2022, the payment of supplementary dividends in the amount of R$799,903, paid on May 13, 2022, which were allocated to retained earnings for previous years.

25.3	Reserves

25.3.1	Capital reserve

They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemptions, reimbursements and purchases of shares.

25.3.2	Income reserves

Reserves are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:

(i)	Legal: measured based on 5% (five percent) of the net profit of each fiscal year as specified in Article 193 of Brazilian Law No. 6,404/76, which shall not exceed 20% (twenty percent) of the share capital, whereas in the year in which the balance of the legal reserve plus the capital reserve amounts exceeds 30% (thirty percent) of the share capital, the allocation of part of the profit will not be mandatory. The use of this reserve is restricted to loss compensation and capital increases, and aims to ensure the integrity of the share capital. For the year ended December 31, 2022, the balance of this reserve is R$1,404,099 (235,019 as at December 31, 2021).

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(ii)	Capital increase: measured on the basis of up to 90% (ninety percent) of the remaining balance of the net income for the year, limited to 80% (eighty percent) of the share capital, pursuant to the Company's bylaws, after the allocation to the legal reserve and minimum mandatory dividends. The constitution of this reserve aims to ensure the Company has adequate operating conditions. For the year ended December 31, 2022, the balance of this reserve is R$19,732,050 (R$2,513,663 as of December 31, 2021).

(iii)	Special statutory: measured on the basis of up to 10% (ten percent) of the remaining balance of net income for the year, and aims to ensure the continuity of the semiannual distribution of dividends, up to the limit of 20% (twenty percent) of the share capital. For the year ended December 31, 2022, the balance of this reserve is R$2,192,442 and (279,344 as at December 31, 2021).

(iv)	Tax incentives: it is measured as specified in Article 195-A of Brazilian Law No. 6,404/76, modified by Brazilian Law No. 11,638/07 and based on a proposal by the management bodies, it will allocate the portion of net income arising from donations or government grants for investment, which are excluded from the calculation basis of the mandatory dividend. Pursuant to Article 30 of Law No. 12,973/14 and Article 19 of Decree No. 1,598/77, the Company, based on the profit for the year, constituted its tax incentive reserve, including the incentives that: (i) were absorbed by a loss; (ii) would have been recognized in previous years, if profits had been recorded; and (iii) in the current year. For the year ended December 31, 2022, the balance of this reserve is R$879,278 (R$812,909 as of at December 31, 2021).

Due to the accumulated income reserves balance exceeds the limits established in the Company's bylaws, the excess balance will be resolved at the next meeting.

25.4	Other reserves

These are changes that occur in shareholders' equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

	Debenture conversion 5th issue	Actuarial loss	Exchange variation and fair value of financial assets	Exchange variation on conversion of financial statements of foreign subsidiaries	Deemed cost	Total
Balances at December 31, 2020	(45,746)	(216,155)	6,511	207,130	2,178,204	2,129,944
Actuarial gain		78,964				78,964
Gain on conversion of financial assets and fair value			1,333			1,333
Gain on conversion of financial statements and on foreign investments				45,181		45,181
Partial realization of deemed cost, net of taxes					(140,515)	(140,515)
Balances at December 31, 2021	(45,746)	(137,191)	7,844	252,311	2,037,689	2,114,907
Actuarial loss		(7,608)				(7,608)
Loss on conversion of financial assets and fair value			(5,681)			(5,681)
Loss on conversion of financial statements and on foreign investments				(249,093)		(249,093)
Partial realization of deemed cost, net of taxes					(133,009)	(133,009)
Balances at December 31, 2022	(45,746)	(144,799)	2,163	3,218	1,904,680	1,719,516

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25.5	Treasury shares

In the year ended December 31, 2022, the Company has 51,911,569 (12,042,004 as at December 31, 2021) of its own common shares held in treasury, with an average cost of R$40.84 (forty Brazilian Reais and eighty four cents) per share, with a historical value of R$2,120,324 (R$218,265 as at December 31, 2021) and the market corresponding to R$2,504,214 (R$723,845 as at December 31, 2021). This change is due to the May and July/2022 Repurchase Program. Additionally, on October 27, 202, through material fact, the Company's Board of Directors approved a new Repurchase Program of up to 20,000,000 of its own common shares (October/2022 Program), with a maximum term for carrying out the acquisition of up to 18 months.

On May 4, 2022, the Company's Board of Directors approved the Repurchase Program (“May/2022 Program”) for up to 20,000,000 of its own common shares. The May/2022 Program ended on August 3, 2022, through which it repurchased all the shares provided for at the average cost of R$48.33 (forty-eight Brazilian Reais and thirty-three cents), with a market value corresponding to R$966,600.

On July 27, 2022, the Company's Board of Directors approved a new Share Repurchase Program ("July/2022 Program") of up to 20,000,000 of its own common shares, with a maximum term for carrying out the acquisitions up to January 27, 2024. The July/2022 Program ended on September 27, 2022, through which it repurchased all the shares provided for at the average cost of R$46.84 (forty-six Brazilian Reais and eighty-four cents), with a market value corresponding to R$936,800.

The repurchase programs totaled R$1,903,400 in market value, plus transaction costs of R$1,024, with a total disbursement of R$1,904,424.

On March 31, 2022, the Company granted 130,435 common shares at an average cost of R$39.10 (thirty-nine Brazilian Reais and ten cents) per share, with a historical value of R$5,100, in compliance with the 2018 Program of the restricted shares plan (Note 22.2).

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2020	12,042,004	18.13	218,265	704,939
Balances at December 31, 2021	12,042,004	18.13	218,265	723,845
Realization in the restricted shares plan	(130,435)	18.13	(2,365)	8,156
Repurchase	40,000,000	47.61	1,904,424	1,904,424
Balances at December 31, 2022	51,911,569	40.84	2,120,324	2,504,214

25.6	Distribution of results

	Limit on share capital%	Distribution of results		Reserve balances
		December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Realization of deemed cost, net of taxes		(133,009)	(140,515)
Tax incentive reserve		66,871	812,909	879,278	812,909
Legal reserve	20%	1,169,080	235,019	1,404,099	235,019
Capital increase reserve	80%	17,937,885	2,513,663	19,732,050	2,513,663
Special statutory reserve		1,993,098	279,295	2,192,442	279,344
Capital reserve				18,425	15,455
Unclaimed dividends forfeited		(2,308)
Reserve for the distribution of dividends			86,889		86,889
Proposed additional dividend		93,633
Proposed minimum mandatory dividends		2,256,367	913,111
		23,381,617	4,700,371	24,226,294	3,943,279

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26.	EARNINGS (LOSS) PER SHARE

26.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	December 31, 2022	December 31, 2021	December 31, 2020
Resulted of the year attributable to controlling shareholders	23,381,617	8,626,386	(10,724,828)
Weighted average number of shares in the year – in thousands	1,361,264	1,361,264	1,361,264
Weighted average treasury shares – in thousands	(31,043)	(12,042)	(12,042)
Weighted average number of outstanding shares – in thousands	1,330,221	1,349,222	1,349,222
Basic earnings (loss) per common share – R$	17.57724	6.39360	(7.94890)

26.2	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	December 31, 2022	December 31, 2021	December 31, 2020
Resulted of the year attributed to controlling shareholders	23,381,617	8,626,386	(10,724,828)
Weighted average number of shares during the year (except treasury shares) – in thousands	1,330,221	1,349,222	1,349,222
Average number of potential shares (stock options) - in thousands	317	327
Weighted average number of shares (diluted) – in thousands	1,330,538	1,349,549	1,349,222
Diluted earnings (loss) per common share – R$	17.57305	6.39205	(7.94890)

27.	NET FINANCIAL RESULT

	December 31, 2022	December 31, 2021	December 31, 2020
Financial expenses
Interest on loans, financing and debentures (1)	(3,648,330)	(3,188,654)	(3,275,618)
Early settlement premium expenses		(260,289)	(391,390)
Amortization of transaction costs (2)	(69,881)	(107,239)	(101,741)
Interest expenses on lease liabilities	(433,613)	(560,619)	(486,286)
Amortization of fair value adjustments	(18,887)	(5,543)	(38,826)
Other	(419,659)	(98,957)	(165,564)
	(4,590,370)	(4,221,301)	(4,459,425)
Financial income
Cash and cash equivalents and marketable securities	818,780	205,574	146,930
Amortization of fair value adjustments to business combinations		9,110	95,238
Other	148,230	57,872	85,307
	967,010	272,556	327,475
Results from derivative financial instruments
Income	11,969,288	5,582,352	7,283,864
Expenses	(5,207,721)	(7,180,014)	(16,706,546)
	6,761,567	(1,597,662)	(9,422,682)
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	3,949,020	(4,847,320)	(13,365,471)
Leases	186,241	(194,415)	(601,519)
Other assets and liabilities (3)	(840,668)	1,240,908	1,436,099
	3,294,593	(3,800,827)	(12,530,891)
Net financial result	6,432,800	(9,347,234)	(26,085,523)

1)	Does not include R$359,407 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado project for the year ended December 31, 2022 (does not include R$18,624 as at December 31, 2021).

2)	Includes expense of R$190 arising from transaction costs on loans and financing that were recognized directly in the statement of income (R$3,993 as at December 31, 2021).

3)	Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.

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28.	NET SALES

	December 31, 2022	December 31, 2021	December 31, 2020
Gross sales	59,550,424	48,479,827	35,663,758
Sales deductions
Returns and cancellations	(91,291)	(69,764)	(68,367)
Discounts and rebates	(7,459,520)	(5,717,412)	(3,830,267)
	51,999,613	42,692,651	31,765,124
Taxes on sales	(2,168,667)	(1,727,220)	(1,304,847)
Net sales	49,830,946	40,965,431	30,460,277

29.	SEGMENT INFORMATION

29.1	Criteria for identifying operating segments

The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through EBITDA.

The operating segments defined by the Company’s management are set forth below:

i)	Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.

ii)	Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are in Brazil.

29.2	Information of operating segments

	December 31, 2022
	Pulp	Paper	Total
Net sales	41,384,322	8,446,624	49,830,946
Domestic market (Brazil)	2,665,746	5,858,892	8,524,638
Foreign markets	38,718,576	2,587,732	41,306,308
Asia	18,294,046	4,059	18,298,105
Europe	12,768,321	325,503	13,093,824
North America	7,055,625	608,734	7,664,359
South and Central America	592,360	1,641,277	2,233,637
Africa	8,224	8,159	16,383
EBITDA	26,098,309	3,532,362	29,630,671
Depreciation, depletion and amortization			(7,407,890)
Operating profit before net financial income (“EBIT”) (1)			22,222,781
EBITDA margin (%)	63.06%	41.82%	59.46%

1)	(“Earnings before interest and tax”).

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	December 31, 2021
	Pulp	Paper	Total
Net sales	34,715,208	6,250,223	40,965,431
Domestic market (Brazil)	2,338,810	4,380,585	6,719,395
Foreign markets	32,376,398	1,869,638	34,246,036
Asia	15,952,786	43,961	15,996,747
Europe	10,477,292	318,666	10,795,958
North America	5,694,273	424,909	6,119,182
South and Central America	233,061	1,026,247	1,259,308
Africa	18,986	55,855	74,841
EBITDA	22,735,409	2,486,445	25,221,854
Depreciation, depletion and amortization			(7,041,663)
Operating profit before net financial income (“EBIT”) (1)			18,180,191
EBITDA margin (%)	65.49%	39.78%	61.57%

1)	(“Earnings before interest and tax”).

	December 31, 2020
	Pulp	Paper	Total
Net sales	25,578,265	4,882,012	30,460,277
Domestic market (Brazil)	1,609,449	3,358,186	4,967,635
Foreign markets	23,968,816	1,523,826	25,492,642
Asia	12,921,081	196,266	13,117,347
Europe	6,409,879	262,924	6,672,803
North America	4,340,956	263,328	4,604,284
South and Central America	184,590	723,603	908,193
Africa	112,310	77,705	190,015
EBITDA	13,646,228	1,569,946	15,216,174
Depreciation, depletion and amortization			(6,772,780)
Operating profit before net financial income (“EBIT”) (1)			8,443,394
EBITDA margin (%)	53.35%	32.16%	49.95%

1)	(“Earnings before interest and tax”).

29.3	Net sales by product

The following table set out the breakdown of net sales by product:

Products	December 31, 2022	December 31, 2021	December 31, 2020
Market pulp (1)	41,384,322	34,715,208	25,578,265
Printing and writing paper (2)	6,912,984	5,107,960	3,891,002
Paperboard	1,421,338	1,091,588	935,047
Other	112,302	50,675	55,963
	49,830,946	40,965,431	30,460,277

1)	Net sales of fluff pulp represent approximately 0.8% of total net sales, and therefore were included in market pulp net sales. (0.7% as at December 31, 2021).

2)	Net sales of tissue represent approximately 2.3% of total net sales, and therefore were included in printing and writing paper net sales. (2.2% as at December 31, 2021).

With regard to the foreign market revenues of the pulp operating segment, China and the USA are the main countries in terms of net revenue, 42.12% and 14.08%, respectively, for the year ended December 31, 2021 (China and the USA represented 44.41% and 14.67%, respectively, on December 31, 2021).

With regard to the foreign market revenues of the paper operating segment, the USA, Peru and Argentina are the main countries in relation to net revenue, representing 23.49%, 9.04% and 19.81%, respectively, for the year ended December 31, 2021 (USA, Peru and Argentina represented 24.30%, 10.03% and 13.03% respectively, on December 31, 2021).

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There is no other individual foreign country that represents more than 10% of net revenue in the foreign market for the years ended December 31, 2022 and December 31, 2021.

29.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set out below:

	December 31, 2022	December 31, 2021
Pulp	7,897,051	7,897,051
Paper	119,332	119,332
	8,016,383	8,016,383

30.	INCOME (EXPENSES) BY NATURE

	December 31, 2022	December 31, 2021	December 31, 2020
Cost of sales (1)
Personnel expenses	(1,467,896)	(1,174,460)	(997,080)
Costs of raw materials, materials and services	(11,463,862)	(8,731,670)	(7,533,152)
Logistics costs	(4,795,161)	(4,328,046)	(4,156,096)
Depreciation, depletion and amortization	(6,406,610)	(5,988,248)	(5,773,088)
Other	(687,759)	(393,164)	(506,915)
	(24,821,288)	(20,615,588)	(18,966,331)
Selling expenses
Personnel expenses	(244,681)	(219,590)	(205,636)
Services	(146,184)	(121,568)	(114,143)
Logistics costs	(1,065,416)	(947,551)	(852,562)
Depreciation and amortization	(951,626)	(944,361)	(905,880)
Other (2)	(75,287)	(58,652)	(96,431)
	(2,483,194)	(2,291,722)	(2,174,652)
General and administrative expenses
Personnel expenses	(1,039,733)	(984,513)	(862,308)
Services	(378,986)	(330,727)	(311,975)
Depreciation and amortization	(101,764)	(103,867)	(78,275)
Other (3)	(189,284)	(158,802)	(190,634)
	(1,709,767)	(1,577,909)	(1,443,192)
Other operating (expenses) income net
Rents and leases	2,164	3,321	4,303
Results from sales of other products, net	58,880	31,865	56,791
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net (4)	(509)	413,052	11,548
Result from fair value adjustments of biological assets	1,199,759	763,091	466,484
Depletion and amortization (5)	52,110	(5,187)	(15,537)
Tax credits - gains in tax lawsuits (exclusion of ICMS from the PIS/COFINS calculation basis) (6)	(1,324)	441,880
Provision for judicial liabilities (7)	(156,243)
Other operating income (expenses), net	(33,121)	45	7,561
	1,121,716	1,648,067	531,150

1)	Includes R$525,882 related to maintenance downtime, costing (R$227,562 as at December 31, 2021).

2)	Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.

3)	Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation. As at December 31, 2021, includes R$25,285 and as at December 31, 2020, includes R$89,666 related to COVID-19 social actions.

4)	As at December 31, 2021 mainly represents the net gain on the sale of rural properties and forests to Turvinho and Bracell.

5)	Does not include R$18,887, related to the amortization of fair value adjustments recognized as financial expenses (Note 26) (R$5,543 as at December 31, 2021 and R$38,826 as at December 31,2020).

6)	As at December 31, 2021, refers to the recognition of (i) R$454,318, related to the tax credit and (ii) R$12,438 related to the provision for legal fees.

7)	Comparative period balances were classified as Cost of sales and General and administrative expenses.

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31.	INSURANCE COVERAGE

The Company has insurance coverage for operational risks, with a maximum coverage of US$1,000,000 corresponding to R$5,517,700. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$20,000 corresponding to R$104,354 as at December 31, 2022.

The Company's Management considers these amounts adequate to cover any potential liabilities, risks and damage to its assets, and any loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses arising from forest fires.

The Company has a domestic transportation insurance policy with a maximum coverage of R$60,000 and international policy in the amount of US$75,000 corresponding to R$391,328, effective through May 2024, and renewable for an additional 18 months.

In addition, it has insurance coverage for civil responsibility of Directors and Executives (“D&O”) at amounts considered adequate by Management.

The assessment of the sufficiency of insurance coverage is not part of the scope of the examination of the financial statements by the independent auditors.

32.	EVENTS AFTER THE REPORTING PERIOD

32.1	STF decision – Effectiveness of final and unappealable tax decisions

On February 8, 2023, the Federal Supreme Court in Brazil concluded the judgment of Items 881 and 885, which discussed the effects of res judicata. Notwithstanding, considering the information available up to the date of preparation of these financial statements, the Company is not a party to any litigation related to a tax not being collected due to a past decision considered unappealable, therefore, the Company has no material adjustment due to the February 8, 2023 decision.

32.2	Treasury shares canceled

On February 28, 2023, the Company decided to cancel 37,145,969 common shares that were being held in treasury, without changing the share capital and against the balances of available earnings reserves. After the cancellation of shares, the share capital of R$9,269,281 is now divided into 1,324,117,615 common shares, all nominative, book-entry and without par value.

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